Filed Pursuant to Rule 424(b)(2)
Registration No. 333-92044 and 333-92044-01

 PROSPECTUS SUPPLEMENT

(To Prospectus dated August 14, 2002)

U.S.$600,000,000

Petrobras International Finance Company

Payments supported by a standby purchase agreement provided by

Petróleo Brasileiro S.A. — PETROBRAS

(BRAZILIAN PETROLEUM CORPORATION — PETROBRAS)

7.75% Global Notes due September 15, 2014

The notes are general, unsecured, unsubordinated obligations of Petrobras International Finance Company, or “PIFCo,” will mature on September 15, 2014, and will bear interest at the rate of 7.75% per annum. Interest on the notes is payable on March 15 and September 15 of each year, beginning on March 15, 2005. PIFCo will pay additional amounts related to the deduction of certain withholding taxes in respect of certain payments on the notes. The notes will have the benefit of credit support provided by Petróleo Brasileiro S.A. — PETROBRAS, or “Petrobras,” under the terms of a standby purchase agreement which will obligate Petrobras to purchase from the noteholders their rights to receive payments in respect of the notes from PIFCo in the event of nonpayment by PIFCo. The notes will be redeemable without premium prior to maturity at PIFCo’s option solely upon the imposition of certain withholding taxes.

PIFCo may apply for a listing of the notes on the Luxembourg Stock Exchange at some time after September 15, 2004, but there is no certainty that an application will be made or that the listing will be approved by the Luxembourg Stock Exchange.

See “Risk Factors” on page S-19 to read about factors you should consider before buying the notes offered in this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial price to the public(1)	98.638%	US$591,828,000
Underwriting discount	0.400%	US$2,400,000
Proceeds, before expenses, to PIFCo	98.238%	US$589,428,000

(1)	The offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from the date of original issuance of the notes, expected to be September 15, 2004.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about September 15, 2004.

MORGAN STANLEY                     BEAR STEARNS

September 8, 2004

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of the notes PIFCo is offering and certain other matters relating to PIFCo and Petrobras and their financial condition. The second part, the accompanying prospectus, gives more general information about securities that PIFCo and Petrobras may offer from time to time. Generally, references to the prospectus mean this prospectus supplement and the accompanying prospectus combined. If the description of the notes in this prospectus supplement differs from the description in the accompanying prospectus, the description in this prospectus supplement supersedes the description in the accompanying prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus supplement or in the accompanying prospectus. PIFCo and Petrobras have not authorized anyone to provide you with different information. Neither PIFCo nor Petrobras is making an offer to sell the notes in any state or country where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the relevant document.

In this prospectus supplement, unless the context otherwise requires, references to “Petrobras” mean Petróleo Brasileiro S.A.—Petrobras and its consolidated subsidiaries taken as a whole, and references to “PIFCo” mean Petrobras International Finance Company, a wholly-owned subsidiary of Petrobras, and its consolidated subsidiaries taken as a whole. Terms such as “we,” “us” and “our” generally refer to both Petrobras and PIFCo, unless the context requires otherwise.

DIFFICULTIES OF ENFORCING CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

Petrobras is a sociedade de economia mista (mixed-capital company), a public sector company with some private sector ownership, established under the laws of Brazil, and PIFCo is an exempt limited liability company incorporated under the laws of the Cayman Islands. All or a substantial portion of the assets of Petrobras and PIFCo are located outside the Unites States, and at any time all of their executive officers and directors, and certain advisors named in this prospectus supplement, may reside outside the United States. As a result, it may not be possible for you to effect service of process on any of those persons within the United States. In addition, it may not be possible for you to enforce a judgment of a United States court for civil liability based upon the United States federal securities laws against any of those persons outside the United States. For further information on potential difficulties in effecting service of process on any of those persons or enforcing judgments against any of them outside the United States, see “Difficulties of Enforcing Civil Liabilities Against Non-U.S. Persons” in the accompanying prospectus.

FORWARD-LOOKING STATEMENTS

Many statements made or incorporated by reference in this prospectus supplement are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are not based on historical facts and are not assurances of future results. Many of the forward-looking statements contained in this prospectus supplement may be identified by the use of forward-looking words, such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimate” and “potential,” among others. We have made forward-looking statements that address, among other things, our:

•	regional marketing and expansion strategy;

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity; and

•	development of additional revenue sources.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These factors include:

•	our ability to obtain financing;

•	general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;

•	competition;

•	technical difficulties in the operation of our equipment and the provision of our services;

•	changes in, or failure to comply with, governmental regulations;

•	receipt of governmental approvals and licenses;

•	business abilities and judgment of personnel;

•	availability of qualified personnel;

•	international, Brazilian and Cayman Islands political, economic and social developments;

•	military operations, terrorist attacks, wars or embargoes;

•	the costs and availability of adequate insurance coverage; and

•	other factors discussed below under “Risk Factors.”

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of factors, including those in “Risk Factors” set forth in this prospectus supplement and in documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this prospectus supplement and the accompanying prospectus.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this prospectus supplement, references to “Real,” “Reais” or “R$” are to Brazilian Reais and references to “U.S. Dollars” or “U.S.$” are to United States Dollars.

The unaudited consolidated interim financial statements of PIFCo as of March 31, 2004 and for the three months ended March 31, 2004 and 2003, which are included in PIFCo’s Report on Form 6-K furnished to the Securities and Exchange Commission, or SEC, on August 12, 2004 and the unaudited consolidated interim financial statements of PIFCo as of June 30, 2004 and for the six months ended June 30, 2004 and 2003, which are included in PIFCo’s Report on Form 6-K furnished to the SEC on August 27, 2004 and the audited consolidated financial statements of PIFCo as of December 31, 2003 and 2002, and for the years ended December 31, 2003, 2002 and 2001, which are included in PIFCo’s Annual Report on Form 20-F filed with the SEC on June 30, 2004, and amended on July 26, 2004, have been presented in U.S. Dollars and prepared in accordance with accounting principles generally accepted in the United States of America (which we refer to as “U.S. GAAP”). We refer to these financial statements as the “PIFCo financial statements.”

The unaudited consolidated interim financial statements of Petrobras as of March 31, 2004 and for the three months ended March 31, 2004 and 2003, which are included in Petrobras’ Report on Form 6-K furnished to the SEC on June 30, 2004 and the unaudited consolidated interim financial statements of Petrobras as of June 30, 2004 and for the six months ended June 30, 2004 and 2003, which are included in Petrobras’ Report on Form 6-K furnished to the SEC on August 30, 2004 and the audited consolidated financial statements of Petrobras as of December 31, 2003 and 2002, and for the years ended December 31, 2003, 2002 and 2001, which are included in Petrobras’ Annual Report on Form 20-F filed with the SEC on June 30, 2004, and amended on July 26, 2004, have been presented in U.S. Dollars and prepared in accordance with U.S. GAAP. We refer to these financial statements as the “Petrobras financial statements.” Petrobras also publishes financial statements in Brazil in Reais in accordance with the accounting principles required by Brazilian corporate law and the regulations promulgated by the Comissão de Valores Mobiliários (Brazilian Securities Commission, or the CVM) (which we refer to as “Brazilian GAAP”). Brazilian GAAP differs in significant respects from U.S. GAAP.

PricewaterhouseCoopers Auditores Independentes S/S served as Petrobras’ and PIFCo’s independent auditor for the five-year period from 1998 to 2002. Petrobras is required by Brazilian corporate law to change auditors every five years. Accordingly, after PricewaterhouseCoopers Auditores Independentes S/S had served the legally prescribed maximum term of five years as Petrobras’ independent auditor, in June 2003, Petrobras and PIFCo engaged Ernst & Young Auditores Independentes S/S to serve as their independent auditor. As a result of this change in auditor, certain of the financial information incorporated by reference in this prospectus supplement has been so incorporated in reliance on the reports of PricewaterhouseCoopers Auditores Independentes S/S, while certain other financial information has been so incorporated in reliance on the reports of Ernst & Young Auditores Independentes S/S. See “Experts.”

As described more fully in Note 2(a) to the audited consolidated financial statements of Petrobras as of December 31, 2003 and 2002, and for the years ended December 31, 2003, 2002 and 2001, the U.S. Dollar amounts as of the dates and for the periods presented in the Petrobras financial statements have been remeasured or translated from the Real amounts in accordance with the criteria set forth in Statement of Financial Accounting Standard No. 52 of the U.S. Financial Accounting Standards Board, or SFAS 52. Accordingly, U.S. Dollar amounts presented in this prospectus supplement that were derived from the financial statements have been translated from Reais at the period-end exchange rate (for balance sheet items) or the average exchange rate prevailing during the period (for income statement and cash flow items).

Unless the context otherwise indicates:

•	historical data contained in this prospectus supplement that were not derived from the financial statements have been translated from Reais on a similar basis;

•	forward-looking amounts (including estimated future capital expenditures and legal and environmental contingent liabilities) have been translated from Reais at the rate of R$3.01=U.S.$1.00, which was the exchange rate (established by the Brazilian Ministry of Planning, Budget and Management) that we used for purposes of translating budgetary and forward-looking amounts into U.S. Dollars; and

•	estimated future capital expenditures are based on the most recently budgeted amounts, which may not have been adjusted to reflect all factors that could affect such amounts. In particular, as permitted under Brazilian GAAP, our planned future contributions to investments funded through project finance are not included in estimated future capital expenditures and are, instead, presented separately.

Certain figures included in this prospectus supplement have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

The crude oil and natural gas reserve data in the documents incorporated by reference into this prospectus supplement are only estimates, and Petrobras’ actual production, revenues and expenditures with respect to its reserves may differ materially from these estimates.

INFLATION AND EXCHANGE RATE VARIATION

Inflation

Since the introduction of the Real as the new Brazilian currency in July 1994, inflation in Brazil has remained relatively limited, although it has increased since the devaluation of the Real in January 1999. The annual rates of inflation, as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor), have decreased from 2,489.1% in 1993, to 929.3% in 1994, to 8.4% in 1999 and to 5.3% in 2000. The same index increased to 9.4% during 2001 and to 14.7% in 2002, before decreasing to 10.4% in 2003 and to 3.8% in the first seven months of 2004.

A large percentage of our total costs are in Reais, and our suppliers and service providers generally attempt to increase their prices to reflect Brazilian inflation. As expressed in U.S. Dollars, however, during the last four years these price increases have been generally offset by the effect of the appreciation of the U.S. Dollar against the Real.

Exchange Rate Variation

Since Petrobras adopted the Real as its functional currency in 1998, the devaluation of the Real has had, and will continue to have, multiple effects on Petrobras’ results of operations. Petrobras’ reporting currency for all periods is the U.S. Dollar. Petrobras maintains its financial records in Reais, and translates its statements of operations for any given period into U.S. Dollars at the average rate for the period. The amounts reported in Petrobras’ statements of operations in any given period will be reduced at the same rate as the Real has devalued in relation to the U.S. Dollar during that period.

From its introduction on July 1, 1994 through March 1995, the Real appreciated against the U.S. Dollar. On March 6, 1995, in an effort to address concerns about the overvaluation of the Real relative to the U.S. Dollar, the Central Bank of Brazil (Banco Central do Brasil) introduced new exchange rate policies that established a band within which the Real/U.S. Dollar exchange rate could fluctuate (faixa de flutuação, or fluctuation band), and announced that it would buy or sell, as applicable, U.S. Dollars whenever the rate approached the upper or the lower limit of the band. From March 1995 through January 1999, the Central Bank of Brazil allowed the gradual devaluation of the Real against the U.S. Dollar. Responding to pressure on the Real, on January 13, 1999, the Central Bank of Brazil widened the foreign exchange rate band. Because the pressure did not ease, on January

15, 1999, the Central Bank of Brazil allowed the Real to float freely. The Real depreciated 18.7% in 2001 and 52.3% in 2002 before appreciating 18.2% in 2003 against the U.S. Dollar. As of September 8, 2004, the selling exchange rate of the Real to the U.S. Dollar was R$2.901 per U.S.$1.00, representing a depreciation of approximately 4.3% in 2004 year-to-date. The Real may depreciate or appreciate substantially in the future. For further information regarding interest rate fluctuations, see “Risk Factors—Risks Relating to Petrobras.”

The following table sets forth the commercial selling rate for U.S. Dollars for the periods and dates indicated. The average exchange rates represent the average of the month-end exchange rates (R$/U.S.$) during the relevant period.

Commercial Selling Rate for U.S. Dollars

	For the Year Ended December 31, (R$/U.S.$)
	High	Low	Average(1)	Period End
2003	3.662	2.822	3.075	2.889
2002	3.955	2.271	2.998	3.533
2001	2.835	1.935	2.352	2.320

2004
January	2.941	2.802	2.855	2.941
February	2.988	2.904	2.895	2.914
March	2.941	2.875	2.899	2.909
April	2.952	2.874	2.900	2.945
May	3.205	2.945	2.939	3.129
June	3.165	3.103	3.129	3.107
July	3.074	2.993	3.036	3.026
August	3.063	2.933	3.002	2.933
September (through September 8)	2.936	2.901	2.922	2.901

Source: Central Bank of Brazil

(1)	Year-end figures stated for calendar years 2003, 2002 and 2001 represent the average of the month-end exchange rates during the relevant period. The figure provided for the period of calendar year 2004 up to and including September 8, 2004 represents the average of the exchange rates at the close of trading on each business day during such period.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference into this prospectus supplement the following documents that we have filed with the SEC:

PIFCo

(1)    the PIFCo Annual Report on Form 20-F for the year ended December 31, 2003, filed with the SEC on June 30, 2004, and amended on July 26, 2004;

(2)    the PIFCo Report on Form 6-K, furnished to the SEC on August 27, 2004, which includes unaudited consolidated financial statements of PIFCo, prepared in accordance with U.S. GAAP, as of June 30, 2004, and an analysis of PIFCo’s financial condition and results of operations for the six months ended June 30, 2004 and 2003;

(3)    the PIFCo Report on Form 6-K, furnished to the SEC on August 12, 2004, which includes unaudited consolidated financial statements of PIFCo, prepared in accordance with U.S. GAAP, as of March 31, 2004, and an analysis of PIFCo’s financial condition and results of operations for the three months ended March 31, 2004 and 2003; and

(4)    any future filings of PIFCo on Form 20-F made with the SEC under the Exchange Act after the date of this prospectus supplement and prior to the termination of the offering of the securities offered by this prospectus supplement, and any future reports of PIFCo on Form 6-K furnished to the SEC during that period that are identified in those forms as being incorporated into this prospectus supplement or the accompanying prospectus.

Petrobras

(1)    the Petrobras Annual Report on Form 20-F for the year ended December 31, 2003, filed with the SEC on June 30, 2004, and amended on July 26, 2004;

(2)    the Petrobras Report on Form 6-K, furnished to the SEC on August 30, 2004, which includes unaudited consolidated financial statements of Petrobras, prepared in accordance with U.S. GAAP, as of June 30, 2004, and an analysis of Petrobras’ results of operations for the six months ended June 30, 2003 and 2003;

(3)    the Petrobras Report on Form 6-K, furnished to the SEC on June 30, 2004, which includes unaudited consolidated financial statements of Petrobras, prepared in accordance with U.S. GAAP, as of March 31, 2004, and an analysis of Petrobras’ financial condition and results of operations for the three months ended March 31, 2004 and 2003;

(4) the Petrobras report on Form 6-K furnished to the SEC on July 1, 2004, relating to a press release titled “Barracuda-Caratinga Project”;

(5) the Petrobras report on Form 6-K furnished to the SEC on July 2, 2004, relating to a press release titled “Successful Appraisal of St. Malo Discovery in Gulf of Mexico”;

(6) the Petrobras report on Form 6-K furnished to the SEC on July 8, 2004, relating to a press release titled “Petrobras Announces First Production in Ultra-Deepwater in USA”;

(7) the Petrobras report on Form 6-K furnished to the SEC on August 10, 2004, relating to a press release titled “BR Distribuidora Acquires Agip do Brasil S.A.”;

(8) the Petrobras report on Form 6-K furnished to the SEC on August 11, 2004, relating to a press release titled “Petrobras Announces Association with CEMIG”;

(9) the Petrobras report on Form 6-K furnished to the SEC on August 16, 2004, relating to a press release titled “Petrobras Agrees to Acquire Elecrobolt Thermopower Plant”;

(10) the Petrobras report on Form 6-K furnished to the SEC on August 26, 2004, relating to a press release titled “Petrobras’ Purchase of a 40% Stake in Gasmig Becomes Effective”;

(11) the Petrobras report on Form 6-K furnished to the SEC on August 27, 2004, relating to a press release titled “Petrobras Will Explore Oil in the Colombian Coast”;

(12) the Petrobras report on Form 6-K furnished to the SEC on August 31, 2004, relating to a press release titled “Declaration of the Commercial Potential of Deepwater Discoveries in Sergipe”; and

(13)    any future filings of Petrobras on Form 20-F made with the SEC under the Exchange Act after the date of this prospectus supplement and prior to the termination of the offering of the securities offered by this prospectus supplement, and any future reports of Petrobras on Form 6-K furnished to the SEC during that period that are identified in those forms as being incorporated into this prospectus supplement or the accompanying prospectus.

No reference to Petrobras Energia Participaciones S.A.—PEPSA (formerly known as Perez Companc) in this prospectus supplement, the accompanying prospectus or any document incorporated by reference into either of them should be understood to incorporate by reference any filing made by PEPSA or its affiliates (other than PIFCo, Petrobras and its subsidiaries), including the Annual Report on Form 20-F for the year ended December 31, 2003 filed by Petrobras Energia Panticipaciones S.A.—PEPSA with the SEC on June 30, 2004.

WHERE YOU CAN FIND MORE INFORMATION

Information that we file later with the SEC that is incorporated by reference will automatically update and supersede this information. This means that you should look at all of the SEC filings and reports that we incorporate by reference to determine if any of the statements in this prospectus supplement, the accompanying prospectus or in any documents previously incorporated by reference have been modified or superseded.

Documents incorporated by reference in this prospectus supplement are available without charge, excluding all exhibits, unless an exhibit has been specifically incorporated by reference in this prospectus supplement. Each person to whom this prospectus supplement and the accompanying prospectus are delivered may obtain documents incorporated by reference by requesting them either in writing or orally, by telephone or by e-mail from us at the following address:

Raul Adalberto de Campos

Executive Manager, Investor Relations

Petróleo Brasileiro S.A.—Petrobras

Avenida República do Chile, 65

20031-912—Rio de Janeiro—RJ, Brazil

Telephone: (55-21) 2534-1510/2534-9947

Email: petroinvest@petrobras.com.br

In addition, you may review copies of the materials we file with or furnish to the SEC without charge, and copies of all or any portion of such materials can be obtained at the Public Reference Section of the SEC, 450 Fifth Street, N.W., room 124, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. We also file materials with the SEC electronically. The SEC maintains an Internet site that contains materials that we file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

SUMMARY OF THE OFFERING

This summary of the offering made by PIFCo highlights key information described in greater detail elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. You should read carefully the entire prospectus supplement, including the accompanying prospectus and the documents incorporated by reference, which are described under “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information” and in the accompanying prospectus.

In this prospectus supplement, unless the context otherwise requires, references to “Petrobras” mean Petróleo Brasileiro S.A. and its consolidated subsidiaries taken as a whole, and references to “PIFCo” mean Petrobras International Finance Company, a wholly-owned subsidiary of Petrobras, and its consolidated subsidiaries taken as a whole. Terms such as “we”, “us” and “our” generally refer to both Petrobras and PIFCo, unless the context requires otherwise.

PIFCo

PIFCo is a wholly-owned subsidiary of Petrobras, incorporated under the laws of the Cayman Islands. PIFCo was formed to facilitate and finance the import of crude oil and oil products by Petrobras into Brazil. Accordingly, its primary purpose is to act as an intermediary between third-party oil suppliers and Petrobras by engaging in crude oil and oil product purchases from international suppliers and reselling crude oil and oil products in U.S. Dollars to Petrobras on a deferred payment basis, at a price which includes a premium to compensate PIFCo for its financing costs. PIFCo is generally able to obtain credit to finance purchases on the same terms granted to Petrobras, and it buys crude oil and oil products at the same price that suppliers would charge Petrobras directly.

As part of Petrobras’ strategy to expand its international operations and facilitate its access to international capital markets, PIFCo engages in borrowings in international capital markets supported by Petrobras, primarily through standby purchase agreements.

In addition, PIFCo engages in a number of activities that are conducted by three wholly-owned subsidiaries:

•	Petrobras Europe Limited, or PEL, a United Kingdom company that acts as an agent and advisor in connection with Petrobras’ activities in Europe, the Middle East, the Far East and North Africa;

•	Petrobras Finance Limited, or PFL, a Cayman Islands company that facilitates an exports prepayment program linked to the resale of fuel oil and bunker fuel bought from Petrobras; and

•	Bear Insurance Company Limited, or BEAR, a Bermuda company that contracts insurance for Petrobras and its subsidiaries.

PIFCo’s principal executive office is located at Anderson Square Building, P.O. Box 714, George Town, Grand Cayman, Cayman Islands, B.W.I., and its telephone number is (55-21) 2534-1410.

Petrobras

Petrobras is one of the world’s largest integrated oil and gas companies, engaging in a broad range of oil and gas activities. For the year ended December 31, 2003, Petrobras had sales of products and services of U.S.$42.7 billion, net operating revenues of U.S.$30.8 billion and net income of U.S.$6.6 billion, and for the six months ended June 30, 2004, Petrobras had sales of products and services of U.S.$23.1 billion, net operating revenues of U.S.$16.5 billion and net income of U.S.$2.6 billion. Petrobras engages in a broad range of activities, which cover the following segments of its operations:

•	Exploration and Production—This segment encompasses exploration, development and production activities in Brazil.

•	Refining, Transportation and Marketing—This segment encompasses refining, logistics, transportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes Petrobras’ petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and Petrobras’ two domestic fertilizer plants.

•	Distribution—This segment encompasses oil product and fuel alcohol distribution activities conducted by Petrobras’ majority owned subsidiary, Petrobras Distribuidora S.A.-BR in Brazil.

•	Natural Gas and Power—This segment encompasses the purchase, sale and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes Petrobras’ domestic electric energy commercialization activities as well as investments in domestic natural gas transportation companies, state owned natural gas distributors and thermal electric companies.

•	International—This segment encompasses international activities conducted in 10 countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

•	Corporate—This segment includes those activities not attributable to other segments, including corporate financial management, overhead related with central administration and other expenses, including pension and health care expenses.

Petrobras’ principal executive office is located at Avenida República do Chile, 65 20031-912—Rio de Janeiro—RJ, Brazil, and its telephone number is (55-21) 2534-4477.

Summary Financial Information for PIFCo

The following table sets forth PIFCo’s summary financial information, presented in U.S. Dollars and prepared in accordance with U.S. GAAP. The data as of December 31, 2003, 2002 and 2001 and for each of the three years in the period ended December 31, 2003 have been derived from the audited consolidated financial statements of PIFCo as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, which are included in PIFCo’s Annual Report on Form 20-F filed with the SEC on June 30, 2004, and amended July 26, 2004. The data as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 have been derived from the unaudited consolidated financial statements of PIFCo as of June 30, 2004 and for the six months ended June 30, 2004 and 2003, which are included in PIFCo’s Report on Form 6-K furnished to the SEC on August 27, 2004. The information below should be read in conjunction with, and is qualified in its entirety by reference to, the PIFCo financial statements.

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2004	2003	2003	2002	2001
	(in thousands of U.S. Dollars)
Income Statement Data:
Sales of crude oil, oil products and services	$5,618,853	$3,584,175	$6,975,538	$6,390,226	$6,260,514
Lease income	—	—	—	36,062	10,682
Cost of sales	(5,573,454)	(3,547,273)	(6,920,177)	(6,371,465)	(6,253,009)
Lease expense	—	—	—	(24,004)	(10,542)
Selling, general and administrative expenses	(28,227)	(627)	(18,600)	(1,178)	(114)

Gross profit	17,172	36,275	36,761	29,641	7,531
Financial income(1)	273,370	191,686	442,878	219,580	158,804
Financial expense(1)	(363,699)	(216,648)	(482,650)	(314,683)	(187,101)
Gain on materials and equipment	—	—	—	—	435

Net income (loss)	$(73,157)	$11,313	$(3,011)	$(65,462)	$(20,331)

	As of June 30, 2004	As of December 31,
		2003	2002	2001
	(in thousands of U.S. Dollars)
Balance Sheet Data:
Cash and cash equivalents	$886,199	$1,262,039	$260,629	$48,593
Total assets	10,311,740	10,196,608	8,697,302	4,277,769
Loans payable to related parties	3,128,641	2,442,778	3,688,249	334,564
Short-term debt and current portion of long-term debt	601,481	1,076,392	367,470	990,427
Capital lease	—	—	68,948	—
Long-term debt	5,356,187	5,825,336	3,248,716	2,335,000
Capital lease—long-term	—	—	601,733	—
Total stockholder’s equity	21,684	94,841	43,926	49,388

(1)	Financial income represents primarily the profits made on sales of crude oil and oil products to Petrobras. Financial expense consists primarily of costs incurred by PIFCo in financing its activities in connection with the importation by Petrobras of oil and oil products.

Summary Financial Information for Petrobras

The following table sets forth Petrobras’ summary consolidated financial information, presented in U.S. Dollars and prepared in accordance with U.S. GAAP. The data as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 have been derived from the audited consolidated financial statements of Petrobras as of December 31, 2003, 2002 and 2001 and for the years ended December 31, 2003, 2002 and 2001, which are included in Petrobras’ Annual Report on Form 20-F, filed with the SEC on June 30, 2004, and amended on July 26, 2004. The data as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 have been derived from the unaudited consolidated financial statements of Petrobras as of June 30, 2004 and for the six months ended June 30, 2004 and 2003, which are included in Petrobras’ Report on Form 6-K furnished to the SEC on August 30, 2004. The information below should be read in conjunction with, and is qualified in its entirety by reference to, the Petrobras financial statements.

	Six Months Ended June 30,		For the Year Ended December 31,
	2004	2003	2003	2002	2001
	(in millions of U.S. Dollars)
Income Statement Data:
Sales of products and services	$23,137	$19,986	$42,690	$32,987	$34,145
Net operating revenues	16,530	14,430	30,797	22,612	24,549
Cost of sales(1)	(8,416)	(6,972)	(15,416)	(11,506)	(12,807)
Depreciation, depletion and amortization	(1,163)	(758)	(1,785)	(1,930)	(1,729)
Exploration, including exploratory dry holes	(204)	(201)	(512)	(435)	(404)
Impairment of oil and gas properties	—	(27)	(70)	(75)	(145)
Selling, general and administrative expenses(2)	(1,179)	(904)	(2,091)	(1,741)	(1,751)
Research and development expenses	(114)	(91)	(201)	(147)	(132)

Total costs and expenses	(11,076)	(8,953)	(20,075)	(15,834)	(16,968)
Other expense, net(3)	(1,550)	$(570)	(1,949)	(3,546)	(2,789)

Income before income taxes and minority interest and accounting change	$3,904	4,907	8,773	3,232	4,792
Cumulative effect of change in accounting principles, net of income tax		697	697	—	—
Income tax (expense)	(1,333)	(1,644)	(2,663)	(1,153)	(1,389)
Minority interest	73	(192)	(248)	232	88

Net income	$2,644	$3,768	$6,559	$2,311	$3,491

Cash Flow Data:
Cash provided by (used in):
Operating activities	$3,323	$3,800	$8,569	$6,287	$8,743
Investing activities	(3,045)	(2,536)	(5,519)	(6,656)	(4,592)
Financing activities	(2,449)	206	2,376	(1,614)	(1,754)

	As of June 30, 2004	As of December 31,
		2003	2002	2001
	(in millions of U.S. Dollars)
Balance Sheet Data:
Cash and cash equivalents	$6,985	$9,610	$3,301	$7,360
Total assets	52,297	53,612	32,018	36,864
Short-term debt and current portion of long-term debt	1,798	2,474	1,398	2,041
Current portion of project financings and capital lease obligations	1,374	1,220	588	978
Long-term debt	11,488	11,888	6,987	5,908
Project financings and capital lease obligations	6,069	6,308	5,707	5,083
Total stockholders’ equity	17,655	17,152	9,301	13,247

(1)	Amount reported is net of impact of government regulation of U.S.$(68) million for the year ended December 31, 2001.
(2)	Amount reported is net of impact of government regulation of U.S.$(45) million for the year ended December 31, 2001.
(3)	Amounts reported include financial charges to the Petroleum and Alcohol Account of U.S. $10 million, U.S.$2 million and U.S.$16 million for the years ended December 31, 2003, 2002 and 2001, respectively. For more information on the Petroleum and Alcohol Account, see the audited Petrobras financial statements.

The Offering

Issuer	Petrobras International Finance Company, or “PIFCo.”

The Notes	U.S.$600,000,000 aggregate principal amount of 7.75% Global Notes due September 15, 2014. The notes will be payable in U.S. Dollars.

Closing Date	September 15, 2004.

Maturity Date	September 15, 2014.

Interest

The notes will bear interest from the closing date at the rate of 7.75% per annum until September 15, 2014, payable semiannually in arrears on each interest payment date. Interest is payable in U.S. Dollars.

Interest Payment Dates	March 15 and September 15 of each year, commencing on March 15, 2005.

Codes

(a) Common Code	020115009

(b) ISIN	US 71645WAJ09

(c) CUSIP	71645WAJ0

Use of Proceeds

PIFCo intends to use the net proceeds from the sale of the notes for general corporate purposes, which will include the financing of the purchase of oil product imports and may include the repayment of existing trade-related debt and inter-company loans. PIFCo may lend some portion of the net proceeds to Petrobras, which Petrobras would use for general corporate purposes. See “Use of Proceeds.”

Indenture

The notes offered hereby will be issued pursuant to an indenture between PIFCo and JPMorgan Chase Bank, as trustee, dated as of July 19, 2002, as supplemented by the fourth supplemental indenture, dated as of the closing date, among PIFCo, Petrobras and the trustee. When we refer to the indenture in this prospectus supplement, we are referring to the indenture as supplemented by the fourth supplemental indenture. See “Description of the Notes.”

Standby Purchase Agreement

The notes will have the benefit of credit support in the form of a standby purchase agreement under which Petrobras will be obligated to make certain payments to the trustee in the event PIFCo fails to make required payments of principal, interest and other amounts due under the notes and the indenture. Under the standby purchase agreement, Petrobras will be required to purchase from the holders of the notes, and in consideration pay to the trustee amounts in respect of, the noteholders’ right to receive (i) the amount of any interest or other amounts not paid by PIFCo in accordance with the terms of the notes and the indenture, (ii) the entire principal amount of the notes in the event PIFCo fails to make any required payment of principal at the maturity of the notes or earlier upon any redemption, repurchase or acceleration of the notes prior to the maturity date, (iii) the entire principal amount of the notes in the event that a holder of a note requires PIFCo to repurchase such note in accordance with the terms of the indenture and (iv) interest on all of the foregoing amounts at the rate of 1% above the note rate, which we refer to as the default rate, for payments beyond the date that PIFCo was required to make such payments under the indenture. See “Description of the Standby Purchase Agreement.”

Ranking

The notes constitute general senior unsecured and unsubordinated obligations of PIFCo which will at all times rank pari passu among themselves and with all other senior unsecured obligations of PIFCo that are not, by their terms, expressly subordinated in right of payment to the notes.

The obligations of Petrobras under the standby purchase agreement constitute general senior unsecured obligations of Petrobras which will at all times rank pari passu with all other senior unsecured obligations of Petrobras that are not, by their terms, expressly subordinated in right of payment to Petrobras’ obligations under the standby purchase agreement.

Early Redemption at PIFCo’s Option Solely for Tax Reasons

The notes will be redeemable in whole at their principal amount, plus accrued and unpaid interest, if any, to the date of redemption, at PIFCo’s option at any time only in the event of certain changes affecting taxation. The notes will not otherwise be redeemable at PIFCo’s option prior to maturity or otherwise. See “Description of the Notes—Optional Redemption.”

Covenants	The terms of the indenture will require PIFCo, among other things, to:

•	pay all amounts owed by it under the indenture and the notes when such amounts are due;

•	perform all other obligations under the indenture;

•	comply with all applicable laws;

•	maintain all necessary governmental approvals;

•	pay all uncontested taxes;

•	preserve its existence;

•	maintain its properties;

•	maintain adequate insurance;

•	maintain its books and records in accordance with U.S. GAAP;

•	maintain an office or agent in New York for the purpose of service of process and maintain a paying agent located in the United States;

•	ensure that the notes continue to be senior obligations of PIFCo;

•	use proceeds from the issuance of the notes for specified purposes;

•	give notice to the trustee of any default or event of default under the indenture;

•	provide certain financial statements to the trustee;

•	take actions to maintain the trustee’s or the noteholders’ rights under the relevant transaction documents; and

•	replace the trustee upon any resignation or removal of the trustee.

In addition, the terms of the indenture will restrict the ability of PIFCo and its subsidiaries, among other things, to:

•	undertake certain mergers, consolidations or similar transactions;

•	create certain liens on its assets or pledge its assets; and

•	enter into certain transactions with its affiliates.

Similar covenants and some additional covenants apply to Petrobras under the standby purchase agreement.

These covenants are subject to a number of important qualifications and exceptions. See “Description of the Notes—Covenants” and “Description of the Standby Purchase Agreement.”

Events of Default	The indenture will contain certain events of default, including the following:

•	failure to pay principal within three calendar days of its due date;

•	failure to pay interest within 30 calendar days of any interest payment date;

•	specified representations or warranties made by Petrobras in the standby purchase agreement not being true when made;

•	breach of a covenant or agreement in the indenture or the standby purchase agreement by PIFCo and Petrobras, respectively if not remedied within 60 calendar days;

•	acceleration of or failure to make a payment on the indebtedness of PIFCo, Petrobras or a material subsidiary of PIFCo or Petrobras that equals or exceeds U.S.$100 million;

•	a final judgment against PIFCo, Petrobras or a material subsidiary of PIFCo or Petrobras that equals or exceeds U.S.$100 million;

•	certain events of bankruptcy, liquidation or insolvency of PIFCo, Petrobras or a material subsidiary of PIFCo or Petrobras;

•	certain events relating to the unenforceability of the notes, the indenture or the standby purchase agreement against PIFCo or Petrobras;

•	Petrobras ceases to own at least 51% of PIFCo’s outstanding voting shares.

The events of default are subject to a number of important qualifications and limitations. See “Description of the Notes—Events of Default.”

Modification of Notes, Indenture and Standby Purchase Agreement

The terms of the indenture may be modified by PIFCo and the trustee, and the terms of the standby purchase agreement may be modified by Petrobras and the trustee, in some cases without the consent of the holders of the notes. See “Description of the Standby Purchase Agreement” in this prospectus supplement and “Description of Debt Securities—Special Situations—Modification and Waiver” in the accompanying prospectus.

Clearance and Settlement

The notes will be issued in book-entry form through the facilities of The Depository Trust Company (“DTC”) for the accounts of its participants, and will trade in DTC’s Same-Day Funds Settlement System. Beneficial interests in notes held in book-entry form will not be entitled to receive physical delivery of certificated notes except in certain limited circumstances. For a description of certain factors relating to clearance and settlement, see “Clearance and Settlement.”

Withholding Taxes; Additional Amounts

Any and all payments of principal, premium, if any, and interest in respect of the notes will be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments, levies, imposts or charges whatsoever imposed, levied, collected, withheld or assessed by Brazil, the Cayman Islands, Luxembourg or any other jurisdiction in which PIFCo appoints a paying agent under the indenture, or any political subdivision or any taxing authority thereof or therein, unless such withholding or deduction is required by law. If PIFCo is required by law to make such withholding or deduction, it will pay such additional amounts as necessary to ensure that the noteholders receive the same amount as they would have received without such withholding or deduction, subject to certain exceptions. In the event Petrobras is obligated to make payments to the noteholders under the standby purchase agreement, Petrobras will pay such additional amounts necessary to ensure that the noteholders receive the same amount as they would have received without such withholding or deduction, subject to certain exceptions. See “Description of the Notes—Covenants—Additional Amounts” and “Description of the Standby Purchase Agreement—Additional Amounts.”

Governing Law	The indenture, the notes and the standby purchase agreement will be governed by, and construed in accordance with, the laws of the State of New York.

Form and Denomination

The notes will be in global registered form without interest coupons attached only in denominations of U.S.$1,000 and in integral multiples of U.S.$1,000 in excess thereof and will be transferable in principal amounts of U.S.$1,000 or any multiple thereof.

Listing

The notes have not been listed on any securities exchange. PIFCo may apply for a listing of the notes on the Luxembourg Stock Exchange at some time after the closing date, but there is no certainty that an application will be made or that the listing will be approved by the Luxembourg Stock Exchange.

Risk Factors	You should carefully consider the risk factors discussed beginning on page S-19 before purchasing any notes.

RISK FACTORS

Risks Relating to PIFCo

PIFCo may not earn enough money from its own operations to meet its debt obligations.

PIFCo is a direct wholly-owned subsidiary of Petrobras incorporated in the Cayman Islands as an exempted company with limited liability. Accordingly, PIFCo’s financial condition and results of operations are largely affected by decisions of Petrobras. PIFCo has limited operations consisting principally of the purchase of crude oil and oil products from third parties and the resale of those products to Petrobras, with financing for such operations provided by Petrobras as well as third-party credit providers. PIFCo also resells crude oil and oil products to third parties on a limited basis. PIFCo’s ability to pay interest, principal and other amounts due on its outstanding and future debt obligations will depend upon a number of factors, including:

•	Petrobras’ financial condition and results of operations;

•	the extent to which Petrobras continues to use PIFCo’s services for market purchases of crude oil and oil products;

•	Petrobras’ willingness to continue to make loans to PIFCo and provide other financial support;

•	PIFCo’s ability to access financing sources, including international capital markets and third-party credit facilities; and

•	PIFCo’s ability to transfer its financing costs to Petrobras.

In the event of a material adverse change in Petrobras’ financial condition or results of operations or in Petrobras’ financial support of it, PIFCo may not have sufficient funds to repay all amounts due on its indebtedness. See “Risks Relating to Petrobras” for a more detailed description of certain risks that may have a material adverse impact on Petrobras’ financial condition or results of operations and therefore affect PIFCo’s ability to meet its debt obligations.

If Brazilian law restricts Petrobras from paying PIFCo in U.S. Dollars, PIFCo may have insufficient U.S. Dollar funds to make payments on PIFCo’s debt obligations.

PIFCo obtains substantially all of its funds from Petrobras’ payments in U.S. Dollars for crude oil that it purchases from PIFCo. In order to remit U.S. Dollars to PIFCo, Petrobras must comply with Brazilian foreign exchange control regulations, including preparing specified documentation to be able to obtain U.S. Dollar funds for payment to PIFCo. If Brazilian law were to impose additional restrictions, limitations or prohibitions on Petrobras’ ability to convert Reais into U.S. Dollars, PIFCo may not have sufficient U.S. Dollar funds available to make payment on its debt obligations. Such restrictions could also have a material adverse effect on the Brazilian economy or Petrobras’ business, financial condition and results of operations.

PIFCo may be limited in its ability to pass on its financing costs.

PIFCo is principally engaged in the purchase of crude oil and oil products for resale to Petrobras, as described above. At any time, PIFCo may incur indebtedness related to such purchases and/or obtain financing from Petrobras or third-party creditors. At December 31, 2003, approximately 13.8% of PIFCo’s indebtedness was floating-rate debt denominated in U.S. Dollars not having the benefit of Petrobras’ standby purchase obligation or other support. Petrobras is in the process of changing its risk management processes, including those which may affect PIFCo, but neither Petrobras nor PIFCo have yet entered into derivative contracts or made other arrangements to hedge against interest rate risk. PIFCo has historically passed on its financing costs to Petrobras by selling crude oil and oil products to Petrobras at a premium to compensate for PIFCo’s financing costs. Although PIFCo and Petrobras intend for this practice to continue in the future, PIFCo cannot assure you that this practice will continue. PIFCo’s inability to transfer its financing costs to Petrobras could have a material adverse effect on PIFCo’s business and its ability to meet its debt obligations.

Risks Relating to Petrobras’ Operations

Substantial or extended declines in the prices of crude oil and oil products may have a material adverse effect on Petrobras’ operations.

Petrobras does not, and will not, have control over the factors affecting international prices for crude oil and oil products. The average prices of Brent crude, an international benchmark oil, were approximately U.S.$35.41 per barrel for the first eight months of 2004, U.S.$28.84 per barrel for 2003, U.S.$25.02 per barrel for 2002 and U.S.$24.44 per barrel for 2001.

Changes in crude oil prices typically result in changes in prices for oil products. Lower crude oil prices have various effects on Petrobras, including decreasing its net operating revenues, net income and cash flows. In comparison, higher crude oil prices generally lead to increases in Petrobras’ net operating revenues, net income and cash flows. However, even during periods of high crude oil prices, depending on the behavior of demand, Petrobras may not be able to pass through higher prices to consumers.

Historically, international prices for crude oil and oil products have fluctuated widely as a result of many factors. These factors include:

•	global and regional economic and political developments in crude oil producing regions, particularly in the Middle East;

•	the ability of the Organization of Petroleum Exporting Countries, or OPEC, and other crude oil producing nations to set and maintain crude oil production levels and prices;

•	other actions taken by major crude oil producing or consuming countries;

•	global and regional supply and demand for crude oil and oil products;

•	competition from other energy sources;

•	domestic and foreign government regulations;

•	weather conditions;

•	war; and

•	terrorism.

Until January 2, 2002, the prices Petrobras was allowed to charge for crude oil and oil products (and, as a result, Petrobras’ recorded prices for the calculation of net operating revenues) were determined on the basis of a pricing formula established by the Brazilian government designed to reflect changes in the Real/U.S. Dollar exchange rate and international market prices for relevant benchmark products. As of January 2, 2002, the crude oil and oil products markets in Brazil were deregulated in their entirety.

Petrobras expects continued volatility and uncertainty in international prices for crude oil and oil products. Substantial or extended declines in international crude oil prices may have a material adverse effect on Petrobras’ business, results of operations and financial condition and the value of its proved reserves.

Because of changes in government regulations, Petrobras faces increased competition and may lose market share.

The Brazilian government eliminated all price controls on crude oil and oil products in early 2002. Prices remain regulated, however, for natural gas and electricity. These controls could have an adverse effect on Petrobras’ revenues from these business activities.

The changes in government regulation have enabled multinational and regional oil companies to enter the Brazilian energy market. Competition in Petrobras’ upstream and downstream activities has increased and will increase further, as existing and new participants expand their activities as a result of these regulatory changes.

Although Petrobras’ prices for oil products are based on international prices, in periods of high international prices or sharp devaluations of the Real, Petrobras may not be able to adjust its prices in Reais sufficiently to maintain parity with international prices.

Since the Brazilian government’s elimination of all price controls on crude oil and oil products in January 2002, there have been periods of high international prices or sharp devaluations of the Real when Petrobras has been unable to increase prices in Reais sufficiently to maintain parity with international prices. While Petrobras does not have an obligation to supply the Brazilian market, during periods when the local prices of oil products were below prevailing international prices, its competitors were unwilling to supply the local market. In order to ensure adequate supply of oil products in Brazil, Petrobras sold oil products below prevailing international prices.

As a result of deregulation of the Brazilian market, and the elimination of import tariffs in particular, Petrobras’ competitors can sell products in the Brazilian market at parity with international prices. In light of this increased competition, Petrobras has less flexibility to maintain local prices above international prices to compensate for revenues not realized in periods in which Petrobras sold oil products below prevailing international market prices.

Petrobras may be required to sell some of its refining capacity in Brazil.

Petrobras presently owns 98.6% of the existing refining capacity in Brazil. Petrobras plans to upgrade its present refineries and it may build new refineries in Brazil, sell participation interests in its present refineries to new partners or engage in asset swaps, as it did through its business combination in 2001 involving assets of Repsol-YPF S.A. Although Petrobras is not presently subject to any requirement to divest any assets, and the Brazilian government has not made any proposal in that respect, it is possible that Petrobras will be required to divest a portion of its refining capacity or other assets in the future. Any such divestiture could have a material adverse effect on Petrobras’ financial condition and results of operations.

Petrobras’ ability to achieve its growth objectives depends on its ability to gain access to additional reserves.

Petrobras’ ability to achieve its growth objectives is highly dependent upon its level of success in finding, acquiring or gaining access to additional reserves, as well as successfully developing current reserves. In general, the volume of production from crude oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Unless Petrobras conducts successful exploration and development activities or acquires properties containing proved reserves, or both, its proved reserves will decline as reserves are extracted.

Exploratory drilling involves numerous risks, including the risk that Petrobras will not discover commercially productive oil or natural gas reserves.

Petrobras’ exploration and development activities expose it to the inherent risks of drilling, including the risk that it will not discover commercially productive crude oil or natural gas reserves. The costs of drilling, completing and operating wells are often uncertain and numerous factors beyond Petrobras’ control (such as unexpected drilling conditions, equipment failures or accidents and shortages or delays in the availability of drilling rigs and the delivery of equipment) may cause drilling operations to be curtailed, delayed or cancelled. Petrobras’ future drilling, exploration and acquisition activities may not be successful and, if unsuccessful, could harm Petrobras’ future results of operations and financial condition.

Petrobras’ crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time.

The proved crude oil and natural gas reserves set forth in Petrobras’ annual report on Form 20-F are its estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions (i.e. prices and costs as of the date the estimate is made). Petrobras’ proved developed crude oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Although 91% of Petrobras’ domestic reserves are independently certified, there are uncertainties in estimating quantities of proved reserves. The reliability of proved reserve estimates depends on a number of factors, including the prevailing crude oil and natural gas prices applicable to Petrobras’ production, which may lead Petrobras to make revisions to its reserve estimates.

Petrobras’ equipment, facilities and operations are subject to numerous environmental and health regulations which have become more stringent in the recent past and may result in increased liabilities and increased capital expenditures.

Petrobras’ activities are subject to a wide variety of federal, state and local laws, regulations and permit requirements relating to the protection of human health and the environment, both in Brazil and in other jurisdictions in which Petrobras operates. In Brazil, Petrobras could be exposed to civil penalties, criminal sanctions and closure orders for non-compliance with these environmental regulations, which, among other things, limit or prohibit emissions or spills of toxic substances produced in connection with Petrobras’ operations. Waste disposal and emissions regulations may require Petrobras to clean up or retrofit its facilities at substantial cost and could result in substantial liabilities. The Instituto Brasileiro do Meio Ambiente dos Recursos Naturais Renováveis (Brazilian Institute of the Environment and Renewable Natural Resources), or IBAMA, routinely inspects Petrobras’ oil platforms in the Campos Basin and may impose fines, restrictions on operations or other sanctions in connection with its inspections.

Petrobras spent approximately U.S.$750 million in 2003, U.S.$466 million in 2002 and U.S.$473 million in 2001 to comply with environmental laws and to implement improvements in its environmental practices. Because environmental regulations have become more stringent in Brazil and in other jurisdictions where Petrobras operates, it is probable that its capital expenditures for compliance with environmental regulations and to effect improvements in its health, safety and environmental practices may increase substantially in the future. In addition, due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary widely from those currently anticipated. The amount of investments Petrobras makes in any given year is subject to limitations by the Brazilian government. Accordingly, expenditures required for compliance with environmental regulation could result in reductions in other strategic investments that Petrobras has planned, and any such reduction may have a material adverse effect on its results of operations or financial condition.

In the past, significant oil spills have occurred and Petrobras has incurred, and may continue to incur, liabilities in connection with oil spills, including clean up costs, government fines, and potential lawsuits.

From time to time, oil spills occur in connection with Petrobras’ operations. In 2003, Petrobras experienced spills totaling 73,000 gallons of crude oil, as compared to 52,000 gallons in 2002 and 691,000 gallons in 2001. As a result of certain of its spills, Petrobras was fined by various state and federal environmental agencies, named the defendant in several civil and criminal suits and remains subject to several investigations and potential civil and criminal liabilities. These or any future oil spills may have a material adverse effect on Petrobras’ financial condition or results of operations. Accordingly, if one or more of the potential liabilities resulting from these oil spills were to result in an actual fine or civil or criminal liability, Petrobras’ operations and financial condition could be negatively affected.

Petrobras may incur losses and spend time and money defending pending litigation and arbitration.

Petrobras is currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against it. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against Petrobras. Petrobras’ audited financial statements as of December 31, 2003 include reserves totaling U.S.$260 million as of that date, for probable and reasonably estimable losses and expenses Petrobras may incur in connection with all of its pending litigation and an additional provision of U.S.$95 million related to various tax assessments received from the Instituto Nacional de Seguridade Social (National Security Institute, or INSS).

In the event that a number of the claims that Petrobras considers to represent remote or reasonably possible risks of loss were to be decided against it, or in the event that the losses estimated turn out to be higher than the reserves made, the aggregate cost of unfavorable decisions could have a material adverse effect on Petrobras’ financial condition and results of operations. Additionally, Petrobras’ management may be required to direct its time and attention to defending these claims, which could preclude them from focusing on its core business. Depending on the outcome, certain litigation, including matters involving Petrobras’ platforms and asset swaps, could result in restrictions on its operations and have a material adverse effect on certain of its businesses.

If a State of Rio de Janeiro law imposing ICMS on oil upstream activities is applied to Petrobras its results of operations and financial condition may be adversely affected.

In June 2003, the State of Rio de Janeiro enacted a law imposing the Imposto sobre Circulação de Mercadorias e Serviços (state sales tax, or ICMS) on upstream activities. Although the law is technically in force, the government of the State of Rio de Janeiro has yet to apply it. Currently, the ICMS is assessed at the point of sale from refineries to distributors but not at the wellhead level. As a result, the tax is mainly collected in the eight states where Petrobras’ refineries are located (Rio de Janeiro, São Paulo, Rio Grande do Sul, Paraná, Minas Gerais, Amazonas, Ceará and Bahia). If the State of Rio de Janeiro applies the law to Petrobras, it would change the point of collection of a portion of the ICMS from the refinery level to the wellhead level of production in the State of Rio de Janeiro. As a result, Petrobras would be unable to utilize part of the taxes imposed at the wellhead level in Rio de Janeiro to offset taxes that are imposed at the refinery level in other states, and therefore would have paid taxes on the same oil products at both production and refining levels. The attorney general has filed a lawsuit with the Brazilian Supreme Court challenging the constitutionality of the ICMS legislation. If the law is declared constitutional and the State of Rio de Janeiro applies the law to Petrobras, the amount of ICMS that Petrobras would be required to pay to the State of Rio de Janeiro could increase by approximately R$5.4 billion (U.S.$1.9 billion) per year. This increase could have a material adverse effect on Petrobras’ results of operations and financial condition.

A final judicial ruling upholding the view of the Brazilian Revenue Service of Rio de Janeiro that drilling and production platforms may no longer be classified as sea-going vessels will increase the amount of taxes Petrobras pays, and such an increase may have a material adverse effect on Petrobras’ results of operations and financial condition.

The Rio de Janeiro branch of the Brazilian Revenue Service (Secretaria da Receita Federal) has asserted that, under Brazilian law, drilling and production platforms may not be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation of Brazilian law, overseas remittances for charter payments would be reclassified as lease payments, and would be subject to withholding tax at the rate of 15%.

The Brazilian Revenue Service has filed two tax assessments against Petrobras in connection with the withholding tax (IRRF) on foreign remittances of payments related to the charter of vessels of movable platform types. On February 17, 2003, the Brazilian Revenue Service served Petrobras with a tax assessment notice for R$93 million (U.S.$32 million) covering disputed taxes for 1998. On June 27, 2003, the Brazilian Revenue Service served Petrobras with a tax assessment notice for R$3,064 million (U.S.$1,066 million) covering disputed taxes for the period from 1999 to 2002. Petrobras recently received two unfavorable rulings from the Brazilian Revenue Service with respect to these tax assessments, and has appealed these rulings to a higher administrative court.

Petrobras believes that Brazilian law supports its view that drilling and production platforms may be classified as sea-going vessels. However, in the event that a final judicial ruling supports the Brazilian Revenue

Service’s position, the taxes Petrobras pays in connection with its drilling and production platforms would significantly increase, and such an increase could have a material adverse effect on its level of investments and, therefore, on its results of operations and financial condition.

Labor disputes, strikes, work stoppages and protests could lead to increased operating costs.

All of Petrobras’ employees, other than its maritime employees, are subject to a collective bargaining agreement with the Oil Workers’ Unified Federation, which was signed on November 4, 2003, and is retroactive to September 1, 2003. This collective bargaining agreement will expire on August 31, 2004. Petrobras negotiated a separate collective bargaining agreement with the maritime employees’ union. The agreement signed on January 30, 2004 is retroactive to November 1, 2003 and will expire on October 31, 2004.

From time to time, Petrobras has been subject to strikes and work stoppages. In 2001, Petrobras’ oil workers began a five-day strike which led to a decrease in crude oil production of four million barrels of oil equivalent per day. If Petrobras’ workers were to strike, the resulting work stoppages could have an adverse effect on Petrobras, as it does not carry insurance for losses incurred as a result of business interruptions of any nature, including business interruptions caused by labor action. As a result, Petrobras’ financial condition and results of operations could be adversely affected by future strikes, work stoppages, protests or similar activities.

Petrobras’ participation in the domestic power market has generated losses, and the Brazilian regulatory environment for energy remains uncertain.

Consistent with the global trend of other major oil and gas companies and to secure demand for its natural gas, Petrobras participates in the domestic power market. Despite a number of incentives introduced by the former Brazilian government to promote the development of thermoelectric power plants, development of such plants by private investors has been slow to progress. Petrobras has invested in 11 (5 in operation and 6 under construction or development) of the 39 gas-fired power generation plants being built or proposed to be built in Brazil under the program to promote the development of thermoelectric plants, known as the Programa Prioritário de Termoeletricidade (Thermoelectric Priority Program, or PPT). Petrobras invests in some of these plants with partners, many of whom may have power purchase agreements with the plants. Petrobras has had contractual disputes in connection with these investments and other disputes may occur. Depending on the outcome of any such disputes, they could have an adverse economic impact on Petrobras, including on the profitability of these investments.

In 2002, the Brazilian Congress passed a law increasing government intervention in the domestic power market, and in 2003 the current administration proposed a new regulatory model for the energy sector. The New Industry Model Law was enacted on March 16, 2004, but because the new law remains subject to the enactment of decrees of the Brazilian government and implementing resolutions of the National Electric Energy Agency (ANEEL), many aspects of the regulatory environment for thermoelectric power remain uncertain, and it is not clear that thermoelectric power will remain a priority for the country. Adding to the uncertainty, the constitutionality of the New Industry Model is currently being challenged.

Petrobras has limited its investments in the domestic power market, but its participation in this area may never become profitable. Petrobras has taken provisions for losses relating to its investments in the domestic power market, and these investments may continue to adversely affect its operating results and financial condition.

Petrobras may not be able to obtain financing for all of its planned investments.

The Brazilian government maintains control over Petrobras’ budget and establishes limits on its investments and long-term debt. As a state-controlled entity, Petrobras must submit its proposed annual budgets to the Ministry of Planning, Budget and Management, the Ministry of Mines and Energy, and the Brazilian Congress for approval. Petrobras is endeavoring to obtain financing that does not require Brazilian government approval, such as structured financings, but there can be no assurance that it will succeed. As a result, Petrobras may not be free to make all the investments it envisions, including those it has agreed to make to expand and develop its crude oil and natural gas fields. If Petrobras is unable to make these investments, its operating results and financial condition may be adversely affected. In addition, failure to make its planned investments in Brazil could hurt Petrobras’ competitive position in the Brazilian oil and gas sector, particularly as other companies enter the market.

Currency fluctuations could have a material adverse effect on Petrobras’ financial condition and results of operations, because most of Petrobras’ revenues are in Reais and a large portion of its liabilities are in foreign currencies.

The principal market for Petrobras’ products is Brazil, and over the last three fiscal years over 83% of Petrobras’ revenues have been denominated in Reais. A substantial portion of Petrobras’ indebtedness and some of its operating expenses and capital expenditures are, and are expected to continue to be, denominated in or indexed to U.S. Dollars and other foreign currencies. In addition, during 2003, Petrobras imported U.S.$5.7 billion of crude oil and oil products, the prices of which were all denominated in U.S. Dollars.

The Real depreciated 18.7% in 2001 and 52.3% in 2002 against the U.S. Dollar, before appreciating 18.2% in 2003 against the U.S. Dollar. As of September 8, 2004, the exchange rate of the Real to the U.S. Dollar was R$2.901 per U.S.$1.00, representing a depreciation of approximately 4.3% in 2004 year-to-date. The value of the Real in relation to the U.S. Dollar may continue to fluctuate and may include a significant depreciation of the Real against the U.S. Dollar as occurred in 2002. Any future substantial devaluation of the Real, may adversely affect Petrobras’ operating cash flows and its ability to meet its foreign currency-denominated obligations. You should consider this risk in light of past devaluations of the Real caused by inflationary and other pressures.

Petrobras is exposed to increases in prevailing market interest rates.

As of June 30, 2004, approximately 56% of Petrobras’ total indebtedness consisted of floating rate debt. Although Petrobras is changing its risk management practices, it has not yet entered into derivative contracts or made other arrangements to hedge against interest rate risk. Accordingly, if market interest rates (principally LIBOR) rise, Petrobras’ financing expenses will increase.

In the aftermath of the U.S. military action in Iraq there may be changes to the international oil markets, some of which could have an adverse effect on Petrobras.

Following the formal declaration of the end of hostilities in Iraq, the United Nations eliminated sanctions that had limited Iraq’s ability to participate in the international oil markets. As a result, it is expected that in the future, Iraq will substantially increase its production and export sales of crude oil and oil products. Given the uncertainty surrounding the circumstances under which Iraq’s oil industry will be managed over the next few years, it is impossible to predict the economic or political goals which the United States government or any other party controlling such industry will seek to achieve. The changes to the international oil markets that could result from Iraq’s full re-entry into such markets could have a material adverse effect on Petrobras’ financial condition and results of operations.

Petrobras is not insured against business interruption for its Brazilian operations and most of Petrobras’ assets are not insured against war and terrorism.

Petrobras does not maintain coverage for business interruption for its Brazilian operations and does not insure most of its assets against war and terrorism. A terrorist attack or an operational incident could therefore have a material adverse effect on Petrobras’ financial condition or results of operations.

Petrobras is subject to substantial risks relating to its business and operations in Argentina and other South American countries.

Petrobras operates in Argentina through its subsidiary, Petrobras Energia Participaciones S.A. (PEPSA). Approximately 5.9% of Petrobras’ total crude oil and natural gas production and 3.5% of its proved crude oil and natural gas reserves were located in Argentina at December 31, 2003. As a result, PEPSA’s results of operations and financial condition, and consequently, Petrobras’ results of operations and financial condition, may be adversely affected by fluctuations in the Argentine economy, Argentine political instability, and governmental actions concerning the economy, including:

•	the imposition of exchange controls, which could restrict the flow of capital out of Argentina and make it more difficult for PEPSA to service its non-Peso denominated debt, totaling U.S.$1,960 million at December 31, 2003;

•	the imposition of restrictions on hydrocarbon exports, which could decrease PEPSA’s U.S. Dollar cash receipts and limit PEPSA’s ability to make payment on its foreign-currency denominated debt;

•	the devaluation of the Argentine Peso, which could adversely affect PEPSA’s results of operations, financial condition and ability to make payment on its foreign-currency denominated debt;

•	increases in export tax rates for crude oil and oil products, which could lead to a reduction in PEPSA’s export margins and cash flows;

•	the imposition of price controls restricting PEPSA’s ability to increase the price of energy and natural gas sold in the Argentine market, which could adversely affect PEPSA’s results of operations, financial condition and ability to make payment on its foreign-currency denominated debt; and

•	the pesification of utility rates, which combined with the devaluation of the Argentine Peso, resulted in payment defaults by three of PEPSA’s affiliated utility companies, Transportadora de Gas del Sur, or TGS, Compañía de Inversiones de Energía S.A., or CIESA (the parent of TGS), and Transener, and which could lead to defaults by other affiliated utility companies.

Petrobras is also active in Venezuela, Ecuador, Colombia, Bolivia and Peru. Petrobras’ operations in Venezuela and Bolivia are its most significant international operations outside of Argentina. Petrobras’ operations in Venezuela represented 2.1% of its total production in barrels of oil equivalent in 2003 and 2.6% of its proved crude oil and natural gas reserves at December 31, 2003. Petrobras’ operations in Bolivia represented 1.5% of its total production in barrels of oil equivalent in 2003 and 2.9% of its proved crude oil and natural gas reserves at December 31, 2003. Accordingly, its operations may be negatively affected by:

•	political, social and economic instability in Venezuela and Bolivia, including strikes and other forms of political protest, similar to those experienced by Venezuela during the first quarter of 2003 and by Bolivia during the third quarter of 2003;

•	increases in royalty payments from production in its Venezuelan fields;

•	any decisions by OPEC to decrease production volumes, as Venezuela is a member of OPEC, and Petrobras is subject to any decisions by OPEC to reduce production;

•	any decision by the Venezuelan government to modify the terms and conditions of PEPSA’s operating agreements in Venezuela; and

•	any decision by the Bolivian government to modify the existing energy regulatory framework, including the regulation and taxation of the oil and natural gas industry.

If one or more of the risks described above were to materialize, Petrobras may not achieve its strategic objectives in South America, resulting in a material adverse effect on its results of operations and financial condition.

The current Argentine economic, political and social crisis could adversely affect Petrobras’ Argentine operations.

From the last quarter of 1998 until 2003, the Argentine economy was in a recession marked by reduced levels of consumption and investment, increased unemployment, declining gross domestic product, capital flight and a suspension of payments on its approximately U.S.$95 billion of sovereign debt owed to private creditors. Argentina’s GDP contracted by 4.4% in 2001 and 10.9% in 2002.

On December 1, 2001, the Argentine government led by President Fernando de la Rúa effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were perceived as further paralyzing the economy for the benefit of the banking sector and caused a sharp rise in social discontent, ultimately triggering public protests, outbreaks of violence and the looting of stores throughout Argentina. On December 20, 2001, President Fernando de la Rúa resigned, and since then, Argentina has had several presidents, including President Eduardo Duhalde, who held office from January 2002 to May 2003. During his term, President Duhalde and his government undertook a number of far-reaching initiatives, including:

•	ratifying the suspension of payment of certain of Argentina’s sovereign debt;

•	amending Argentina’s Convertibility Law to allow the exchange rate of the Argentine Peso to float, breaking the Peso’s decade-old one-to-one relationship to the U.S. Dollar, and resulting in a 66.4% decline in the value of the Peso against the U.S. Dollar from January 7, 2002 to March 31, 2003;

•	converting certain U.S. Dollar-denominated debts into peso-denominated debts at a one-to-one exchange rate and U.S. Dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of 1.4 Argentine Pesos per U.S.$1.00;

•	restructuring bank deposits and maintaining restrictions on bank withdrawals;

•	enacting an amendment to the Argentine Central Bank’s charter to (i) allow it to print currency in excess of the amount of the foreign reserves it holds, (ii) make short-term advances to the Argentine federal government and (iii) provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•	imposing restrictions on transfers of funds abroad subject to certain exceptions; and

•	requiring the deposit into the banking system of foreign currency earned from exports, subject to certain exceptions.

On May 25, 2003, a new president, Néstor Kirchner, took office. His current term will expire on December 10, 2007. There remains uncertainty as to the nature and scope of the measures to be adopted by Mr. Kirchner’s government to address many of the country’s unresolved economic problems, including the ongoing renegotiation of the country’s public debt.

During 2003, some economic indicators of the Argentine economy began to stabilize. In 2003, GDP grew by approximately 8.7%, inflation remained below 4%, consumption and investment increased and the peso appreciated significantly against the U.S. Dollar. Nevertheless, this return to growth and partial stabilization are recent developments and may not be sustainable. These developments must be viewed against the significant declines preceding 2003 and against the substantial continuing uncertainties in Argentina’s economic and legal environment, including the renegotiation of the country’s external public debt and public utility contracts, restructuring of the financial system and redesigning of the federal fiscal regime. We cannot be certain that the economy will not suffer additional shocks.

Over the last few years, Argentina has also been afflicted by an energy crisis. In May 2002, the Argentine government declared a state of emergency in the supply of hydrocarbons in Argentina. Subsequently, in March 2004, Argentina’s Secretary of Energy issued a resolution pursuant to which limits on natural gas exports may be imposed and, in fact, some limits have already been imposed. Further Argentine political instability, fluctuations in the Argentine economy and governmental actions concerning the economy could adversely affect Petrobras’ operations in Argentina and may have a material adverse impact on its results of operations and financial condition.

Risks Relating to the Relationship between Petrobras and the Brazilian Government

The Brazilian government, as Petrobras’ controlling shareholder, may cause Petrobras to pursue certain macroeconomic and social objectives that may have an adverse effect on its results of operations and financial condition.

The Brazilian government, as Petrobras’ controlling shareholder, has pursued, and may pursue in the future, certain of its macroeconomic and social objectives through Petrobras. Brazilian law requires the Brazilian government to own a majority of Petrobras’ voting stock, and so long as it does, the Brazilian government will have the power to elect a majority of the members of Petrobras’ board of directors and, through them, a majority of the executive officers who are responsible for Petrobras’ day-to-day management. As a result, Petrobras may engage in activities that give preference to the objectives of the Brazilian government rather than to its own economic and business objectives. In particular, Petrobras continues to assist the Brazilian government to ensure that the supply of crude oil and oil products in Brazil meets Brazilian consumption requirements. Accordingly, Petrobras may continue to make investments, incur costs and engage in sales on terms that may have an adverse effect on its results of operations and financial condition.

If the Brazilian government reinstates controls over the prices Petrobras can charge for crude oil and oil products, such price controls could affect Petrobras’ financial condition and results of operations.

In the past, the Brazilian government set prices for crude oil and oil products in Brazil, often below prevailing prices on the world oil markets. These prices involved elements of cross-subsidy among different oil products sold in various regions in Brazil. The cumulative impact of this price regulation system on Petrobras is recorded as an asset on Petrobras’ balance sheet under the line item “Petroleum and Alcohol Account—Receivable from the Brazilian government.” The balance of the account at December 31, 2003 was U.S.$239 million. Effective January 2, 2002, all price controls for crude oil and oil products ended, and while no price controls were imposed on crude oil and oil products in 2002 or 2003, the Brazilian government could decide to reinstate price controls in the future as a result of market instability or other conditions. If this were to occur, Petrobras’ financial condition and results of operations could be adversely affected.

Historical Brazilian government control of Petrobras’ sales prices and regulation of its operating revenues mean that Petrobras’ results of operations cannot be easily compared from year to year.

One of the tools available to the Brazilian government to control inflation and pursue other economic and social objectives has been the regulation of oil product prices. The method by which the Brazilian government has controlled Petrobras’ prices has varied from year to year. Until December 31, 2001, the Brazilian government regulated the prices at which Petrobras was permitted to sell its oil products. The Brazilian government also established freight subsidies to ensure uniform oil product prices throughout Brazil, but these subsidies have since been phased out. Beginning in July 1998, and until the institution of price deregulation on January 2, 2002, the Brazilian government established a new methodology for calculating the price of oil products based on fluctuations in exchange rates and international market prices for relevant benchmark products.

Because of this government price control and the change in methodology:

•	the various line items in Petrobras’ financial statements are not necessarily comparable from period to period; and

•	Petrobras’ results of operations reflect not only its consolidated operations, but also the results of economic activity undertaken on behalf of the Brazilian government.

Additionally, from time to time, the Brazilian government may impose specific taxes or other special payment obligations on Petrobras’ operations that may affect its results of operations.

Petrobras does not own any of the crude oil and natural gas reserves in Brazil.

A guaranteed source of crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income. As a result, many oil and gas companies own crude oil and natural gas reserves in other countries. Under Brazilian law, the Brazilian government owns all crude oil and natural gas reserves in Brazil. Petrobras possesses the exclusive right to develop its reserves pursuant to concession agreements awarded to it by the Brazilian government, but if the Brazilian government were to restrict or prevent Petrobras from exploiting these crude oil and natural gas reserves, its ability to generate income would be adversely affected.

Risks Relating to Brazil

The Brazilian government has historically exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on Petrobras’ business and may have a material adverse effect on Petrobras.

The Brazilian economy has been characterized by significant involvement by the Brazilian government, which often changes monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and other economic policies have often involved wage and price controls, modifications to the Central Bank’s base interest rates, and other measures, such as the freezing of bank accounts, which occurred in 1990.

The Brazilian government’s economic policies may have important effects on Brazilian corporations and other entities, including Petrobras, and on market conditions and prices of Brazilian securities. Petrobras’ financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to these factors:

•	devaluations and other exchange rate movements;

•	inflation;

•	exchange control policies;

•	social instability;

•	price instability;

•	energy shortages;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Inflation and government measures to curb inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect Petrobras’ financial condition and results of operations.

Petrobras’ principal market is Brazil, which has, in the past, periodically experienced extremely high rates of inflation. Inflation, along with recent governmental measures to combat inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor), have decreased from 2,489.1% in 1993, to 929.3% in 1994, to 8.4% in 1999 and to 5.3% in 2000. The same index increased to 9.4% during 2001 and to 14.7% in 2002, before decreasing to 10.4% in 2003 and 3.8% in the first seven months of 2004.

Brazil may experience high levels of inflation in the future. The lower levels of inflation experienced since 1994 may not continue. Future governmental actions, including actions to adjust the value of the Real, could trigger increases in inflation.

Fluctuations in the value of the Real against the U.S. Dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market and could negatively impact Petrobras’ business.

Over the last three fiscal years, approximately 83% of Petrobras’ revenues have been denominated in Reais, although prices for crude oil and oil products have been based on international prices. A substantial portion of Petrobras’ indebtedness and some of its operating expenses and capital expenditures are, and are expected to continue to be, denominated in or indexed to the U.S. Dollar and other foreign currencies. In addition, during the year ended December 31, 2003, Petrobras imported approximately U.S.$5.7 billion of crude oil and oil products, the prices of which were all denominated in U.S. Dollars.

As a result of inflationary pressures, the Real and its predecessor currencies have been devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rates between the Real and the U.S. Dollar and other currencies. For example, the Real declined in value against the U.S. Dollar by 18.7% in 2001 and by 52.3% in 2002, before appreciating 18.2% against the U.S. Dollar in 2003. As of September 8, 2004, the exchange rate of the Real to the U.S. Dollar was 2.901 per U.S.$1.00, representing a depreciation of approximately 4.3% in 2004 year-to-date.

Devaluation of the Real relative to the U.S. Dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand. On the other hand, appreciation of the Real against the U.S. Dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and of measures by the Brazilian government aimed at stabilizing the Real is uncertain. In addition, a substantial increase in inflation may weaken investor confidence in Brazil. Policies pursued by the Brazilian government, and investors’ reactions to actual or potential governmental policies, may contribute to economic uncertainty in Brazil and adversely affect Petrobras’ financial condition and results of operations.

Risks Relating to PIFCo’s Debt Securities

The market for PIFCo’s notes may not be liquid.

PIFCo’s notes are not listed on any securities exchange and are not quoted through an automated quotation system. PIFCo can make no assurance as to the liquidity of or trading markets for its notes. PIFCo cannot guarantee that the holders of its notes will be able to sell their notes in the future. If a market for PIFCo’s notes does not develop, holders of its notes may not be able to resell the notes for an extended period of time, if at all.

Enforcement of Petrobras’ obligations under the standby purchase agreement might take longer than expected.

Petrobras will enter into a standby purchase agreement in support of PIFCo’s obligation under the notes and an indenture. Petrobras’ obligation to purchase from the noteholders any unpaid amounts of principal, interest and other amounts due under the notes and the indenture applies, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise. See “Senior Notes—Standby Purchase Agreements” and “Global Notes—Standby Purchase Agreements.”

Petrobras has been advised by its counsel that the enforcement of the standby purchase agreement in Brazil against Petrobras, if necessary, will occur under a form of judicial process that, while similar, has certain procedural differences from those applicable to enforcement of a guarantee and, as a result, the enforcement of the standby purchase agreement may take longer than would otherwise be the case with a guarantee. In addition, payments by Petrobas under the standby purchase agreement will require approval by the Central Bank of Brazil. See “Risk Factors—Petrobas may not be able to pay its obligations under the standby purchase agreement in U.S. Dollars.”

Restrictions on the movement of capital out of Brazil may impair your ability to receive payments on the standby purchase agreement.

The Brazilian government may impose restrictions on the conversion of Reais into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance.

The Brazilian government imposed remittance restrictions for approximately six months in 1990. Similar restrictions, if imposed, would impair or prevent the conversion of payments under the standby purchase agreement from Reais into U.S. Dollars and the remittance of the U.S. Dollars abroad. PIFCO and Petrobras cannot assure you that the Brazilian government will not take similar measures in the future.

Petrobras may not be able to pay its obligations under the standby purchase agreement in U.S. Dollars.

Payments by Petrobras to PIFCo for the import of oil, the expected source of PIFCo’s cash resources to pay its obligations under the notes, will not require approval by or registration with the Central Bank of Brazil. There may be other regulatory requirements that Petrobras will need to comply with in order to make funds available to PIFCo. If Petrobras is required to make payments under the standby purchase agreement, Central Bank of Brazil approval will be required to make such payments. Any approval from the Central Bank of Brazil may only be requested when such payment is to be remitted abroad by Petrobras, and will be granted by the Central Bank of Brazil on a case-by-case basis. It is not certain that any such approvals will be obtainable at a future date. In case the noteholders receive payments in Reais corresponding to the equivalent U.S. Dollar amounts due under PIFCO’s notes, it may not be possible to convert these amounts into U.S. Dollars. Petrobras will not need any prior or subsequent approval from the Central Bank of Brazil to use funds it holds abroad to comply with its obligations under the standby purchase agreement.

Petrobras would be required to pay judgments of Brazilian courts enforcing its obligations under the standby purchase agreement only in Reais.

If proceedings were brought in Brazil seeking to enforce Petrobras’ obligations in respect of the standby purchase agreement, Petrobras would be required to discharge its obligations only in Reais. Under the Brazilian exchange control limitations, an obligation to pay amounts denominated in a currency other than Reais, which is payable in Brazil pursuant to a decision of a Brazilian court, may be satisfied in Reais at the rate of exchange, as determined by the Central Bank of Brazil, in effect on the date of payment.

A finding that Petrobras is subject to U.S. bankruptcy laws and that the standby purchase agreement executed by Petrobras was a fraudulent conveyance could result in noteholders losing their legal claim against Petrobras.

PIFCo’s obligation to make payments on the notes is supported by Petrobras’ obligation under the standby purchase agreement to make payments on PIFCo’s behalf. Petrobras has been advised by its external U.S. counsel that the standby purchase agreement is valid and enforceable in accordance with the laws of the State of New York and the United States. In addition, Petrobras has been advised by its general counsel, Mr. Nilton de Almeida Maia, that the laws of Brazil do not prevent the standby purchase agreement from being valid, binding and enforceable against Petrobras in accordance with its terms. In the event that U.S. federal fraudulent conveyance or similar laws are applied to the standby purchase agreement, and Petrobras, at the time it entered into the standby purchase agreement:

•	was or is insolvent or rendered insolvent by reason of its entry into the standby purchase agreement;

•	was or is engaged in business or transactions for which the assets remaining with Petrobras constituted unreasonably small capital; or

•	intended or intends to incur, or believed or believes that Petrobras would incur, debts beyond its ability to pay such debts as they mature; and

•	in each case, received or receives less than reasonably equivalent value or fair consideration therefor,

then Petrobras’ obligations under the standby purchase agreement could be avoided, or claims in respect of the standby purchase agreement could be subordinated to the claims of other creditors. Among other things, a legal challenge to the standby purchase agreement on fraudulent conveyance grounds may focus on the benefits, if any, realized by Petrobras as a result of PIFCo’s issuance of these notes. To the extent that the standby purchase agreement is held to be a fraudulent conveyance or unenforceable for any other reason, the holders of the notes would not have a claim against Petrobras under the standby purchase agreement and will solely have a claim against PIFCo. PIFCo cannot assure you that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the noteholders relating to any avoided portion of the standby purchase agreement.

USE OF PROCEEDS

PIFCo intends to use the net proceeds of the issuance of the notes after deduction of commissions for general corporate purposes, which will include the financing of the purchase of oil product imports and may include the repayment of existing trade-related debt. PIFCo has not, however, identified specific issues of trade-related debt that will be retired in the short term, and may temporarily invest funds that it does not need immediately for these purposes in marketable securities. PIFCo may also lend a part of the net proceeds of the issuance of the notes to Petrobras, which Petrobras would use for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

PIFCo

The following table contains the consolidated ratios of earnings to fixed charges of PIFCo for the periods indicated:

	Year Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
Ratio of earnings to fixed charges(1)	1.14	1.29	0.89	0.77	0.99	1.05	0.75

(1)	Earnings were inadequate to cover fixed charges by U.S.$20.3 million in the year ended December 31, 2001, U.S.$65.5 million in the year ended December 31, 2002, U.S.$3.0 million in the year ended December 31, 2003 and U.S.$73.2 million in the six months ended June 30, 2004.

For purposes of computing the ratio of earnings to fixed charges, earnings are divided by fixed charges. Earnings represent the sum of income from continuing operations before income taxes and minority interests for PIFCo and its consolidated subsidiaries plus fixed charges, minus interest capitalized, plus amortization of interest capitalized. Fixed charges represent interest accrued on indebtedness of PIFCo and its consolidated subsidiaries, including interest capitalized, plus one-third of rents, the proportion deemed representative of the interest factor.

Petrobras

The following table contains the consolidated ratios of earnings to fixed charges of Petrobras for the periods indicated:

	Year Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
Ratio of earnings to fixed charges	1.57	4.97	4.17	3.49	3.59	10.09	5.87

For purposes of computing the ratio of earnings to fixed charges, earnings are divided by fixed charges. Earnings represent the sum of income from continuing operations before income taxes and minority interests for Petrobras and its consolidated subsidiaries plus fixed charges, minus interest capitalized, plus amortization of interest capitalized. Fixed charges represent interest accrued on indebtedness of Petrobras and its consolidated subsidiaries, including interest capitalized, plus one-third of rents, the proportion deemed representative of the interest factor.

CAPITALIZATION

PIFCo

The following table sets out the consolidated short-term debt and capitalization of PIFCo as of June 30, 2004, excluding accrued interest, and as adjusted to give effect to the issue of the notes. There have been no material changes in the consolidated capitalization of PIFCo since June 30, 2004. This table should be read in conjunction with the unaudited PIFCo financial statements included in the PIFCo Report on Form 6-K that was furnished to the SEC on August 27, 2004 and which is incorporated by reference into this prospectus supplement.

	As of June 30, 2004
	Actual	As Adjusted for the Offering
	(in thousands of U.S. Dollars)
Short-term debt:
Short-term debt	$415,646	$415,646
Current portion of long-term debt	185,835	185,835
Intercompany loans	3,128,641	3,128,641
Total short-term obligations	3,730,122	3,730,122

Long-term debt:
Long-term debt	5,356,187	5,956,187

Total long-term debt (less current portion)	5,170,352	5,770,352
Shareholder’s equity
Capital stock(1)	50	50
Additional paid in capital	173,926	173,926
Retained earnings.	(152,292)	(152,292)

Total shareholder’s equity	21,684	21,684

Total capitalization	$9,107,993	$9,707,993

(1)	Comprising 50,000 shares of common stock, par value U.S.$1.00, which have been authorized and issued.

Petrobras

The following table sets out the consolidated short-term debt and capitalization of Petrobras as of June 30, 2004, excluding accrued interest, and as adjusted to give effect to the issue of the notes and Petrobras’ obligations in respect of the notes under the standby purchase agreement. There have been no material changes in the consolidated capitalization of Petrobras since June 30, 2004. This table should be read in conjunction with the unaudited financial statements included in the Petrobras Report on Form 6-K that was furnished to the SEC on August 30, 2004 and which is incorporated by reference into this prospectus supplement.

	As of June 30, 2004
	Actual	As Adjusted for the Offering
	(in millions of U.S. Dollars)
Short-term debt:
Short-term debt	$543	$543
Current portion of long-term debt	1,255	1,255
Current portion of project financings	1,105	1,105
Capital lease obligations	269	269

Total short-term obligations	3,172	3,172

Long-term debt:
Foreign currency denominated	11,376	11,976
Local currency denominated	1,367	1,367

Total long-term debt	12,743	13,343
Total long-term debt (less current portion)	11,488	12,088
Project financings	4,893	4,893
Capital lease obligations	1,176	1,176
Stockholders’ equity(1)(2)	17,655	17,655
Total capitalization	$38,384	$38,984

(1)	Comprising (a) 634,168,418 shares of common stock and (b) 462,369,507 shares of preferred stock, in each case with no par value and in each case which have been authorized and issued.
(2)	Stockholders’ equity includes an unrecognized loss in the amount of U.S.$1,477 million related to “Amounts not recognized as net periodic pension cost.” This item would decrease if the discount rate assumption for determining the expense and liability related to Petrobras’ pension plan were to be increased. See “Analysis of Financial Condition and Results of Operations—Pension Plan” in the Petrobras Report on Form 20-F, filed with the SEC on June 30, 2004, and amended on July 26, 2004.

DESCRIPTION OF THE NOTES

The following description of the terms of the notes supplements and modifies the description of the general terms and provisions of debt securities and the indenture set forth in the accompanying prospectus, which you should read in conjunction with this prospectus supplement. In addition, we urge you to read the indenture and the fourth supplemental indenture, because they, and not this description, will define your rights as holders of these notes. If the description of the terms of the notes in this summary differs in any way from that in the accompanying prospectus, you should rely on this summary. You may obtain copies of the indenture and the fourth supplemental indenture upon request to the trustee or with the SEC at the addresses set forth under “Where You Can Find More Information.”

Fourth Supplemental Indenture

PIFCo will issue the notes under an indenture dated as of July 19, 2002 between PIFCo and JPMorgan Chase Bank, as trustee, as supplemented by a fourth supplemental indenture dated as of the closing date, which provides the specific terms of the notes offered by this prospectus supplement, including granting noteholders rights against Petrobras under the standby purchase agreement. Whenever we refer to the indenture in this prospectus supplement, we are referring to the indenture as supplemented by the fourth supplemental indenture.

General

The notes will be general, senior, unsecured and unsubordinated obligations of PIFCo having the following basic terms:

•	The title of the notes will be the 7.75% Global Notes due September 15, 2014;

•	The notes will:

–	be issued in an aggregate principal amount of U.S.$ 600,000,000;

–	mature on September 15, 2014;

–	bear interest at a rate of 7.75% per annum from the closing date until September 15, 2014, until all required amounts due in respect of the notes have been paid;

–	be issued in global registered form and in denominations that are even multiples of U.S.$1,000; and

–	have the benefit of the standby purchase agreement described below under “Description of the Standby Purchase Agreement.”

•	Interest on the notes will be paid semiannually on March 15 and September 15 of each year (each of which we refer to as an “interest payment date”), commencing on March 15, 2005, and the regular record date for any interest payment date will be the tenth business day preceding that date; and

•	In the case of amounts not paid by PIFCo under the indenture and the notes, interest will continue to accrue on such amounts at a default rate equal to 1% in excess of the interest rate on the notes, from and including the date when such amounts were due and owing and through and including the date of payment of such amounts by PIFCo or Petrobras.

Despite the Brazilian government’s ownership interest in Petrobras, the Brazilian government is not responsible in any manner for PIFCO’s obligations under the notes and Petrobras’ obligations under the standby purchase agreement.

Place of Payment

PIFCo will pay interest, principal, additional amounts and any other money due on the notes at the corporate trust office of the trustee in New York City (which is currently located at 4 New York Plaza, 15th Floor, New York, New York 10004, Attention: Institutional Trust Services) or such other paying agent office in the United States as PIFCo appoints. You must make arrangements to have your payments picked up at or wired from that office. PIFCo may also choose to pay interest by mailing checks. Interest on global notes will be paid to the holder of such notes by wire transfer of same-day funds.

Optional Redemption

The notes are not redeemable prior to the stated maturity at PIFCo’s option except in the circumstances described under “Description of Debt Securities—Optional Tax Redemption” in the accompanying prospectus.

Depositary with Respect to Global Securities

The notes will be issued in global registered form with The Depository Trust Company as depositary. For further information in this regard, see “Clearance and Settlement.”

Events of Default

The following events will be events of default with respect to the notes:

•	PIFCo does not pay the principal or any premium on the notes within three calendar days of its due date and the trustee has not received such amounts from Petrobras under the standby purchase agreement by the end of that three-day period.

•	PIFCo does not pay interest, including any additional amounts, on the notes within 30 calendar days of their due date and the trustee has not received such amounts from Petrobras under the standby purchase agreement by the end of that thirty-day period.

•	Any representation or warranty made by Petrobras relating to the enforceability and validity of the notes, indenture or standby purchase agreement was untrue when made and there would be a material adverse effect on the holders of the notes.

•	PIFCo or Petrobras remains in breach of any covenant or any other term of the notes, indenture or standby purchase agreement (other than any failure to make any payment under the standby purchase agreement, for which there is no cure) for 60 calendar days (inclusive of any cure period contained in any such covenant or other term for compliance thereunder) after receiving a notice of default stating that it is in breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of the notes.

•	If the total aggregate principal amount of all of the indebtedness of PIFCo or Petrobras or indebtedness of a material subsidiary which meets one of the following conditions equals or exceeds U.S.$100,000,000 (or its equivalent in another currency):

–	the maturity of any indebtedness of PIFCo or Petrobras or the material subsidiary is accelerated in accordance with the terms of that indebtedness, it being understood that prepayment or redemption by us or the material subsidiary of any indebtedness is not acceleration for this purpose;

–	we fail or the material subsidiary fails to pay any indebtedness when due or, as the case may be, beyond any applicable grace period following maturity specified in the relevant transaction document; and

–	we fail or the material subsidiary fails to pay when due any amount payable by us or the material subsidiary under any guarantee for, or indemnity in respect of, the indebtedness of any other person.

•	One or more final and non-appealable judgments or final decrees is entered against us or a material subsidiary involving in the aggregate a liability (not paid or fully covered by insurance) of U.S.$100,000,000 (or its equivalent in another currency) or more, and all such judgments or decrees have not been vacated, discharged or stayed within 120 calendar days after rendering of that judgment.

•	We stop paying or we admit that we are generally unable to pay our debts as they become due, we are adjudicated or found bankrupt or insolvent or we are ordered by a court or pass a resolution to dissolve (or a similar event occurs with respect to a material subsidiary).

•	We commence or a material subsidiary commences voluntarily proceedings under any applicable liquidation, insolvency, composition, reorganization or any other similar laws, or we file or a material subsidiary files an application for the appointment of an administrative or other receiver, manager or administrator, or any such or other similar official, in relation to us or a material subsidiary or any events occur or action is taken that has effects similar to those events or actions described in this paragraph.

•	We enter or a material subsidiary enters into any composition or other similar arrangement with our or a material subsidiary’s creditors (such as a concordata, which is a type of liquidation agreement), or proceedings are initiated against us or any material subsidiary under applicable bankruptcy, insolvency or intervention law or law with similar effect and is not discharged or removed within 90 calendar days, or a receiver, administrator or similar person is appointed in relation to, or a distress, execution, attachment, sequestration or other process is levied, enforced upon, sued out or put in force against, the whole or a substantial part of our or a material subsidiary’s undertakings or assets and is not discharged or removed within 90 calendar days or any events occur or action is taken that has effects similar to those events or actions described in this paragraph.

•	Any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorization, exemption, filing, license, order, recording or registration) at any time required to be taken, fulfilled or done in order (i) to enable PIFCo and Petrobras lawfully to enter into, exercise their rights and perform and comply with their obligations under the notes, the indenture or the standby purchase agreement, (ii) to ensure that those obligations are legally binding and enforceable or (iii) to make such documents admissible in evidence in the Courts of Brazil and the Cayman Islands that is not taken, fulfilled or done within ten calendar days after notice has been given to PIFCo or Petrobras, as applicable, by the trustee or once any authorization or consent has been given, is removed, withdrawn, modified, withheld or otherwise fails to remain valid and subsisting in full force and effect.

•	Any of the indenture, the notes or the standby purchase agreement, or any part of those documents, ceases to be in full force and effect or binding and enforceable against PIFCo or Petrobras, or it becomes unlawful for PIFCo or Petrobras to perform any material obligation under any of the foregoing documents to which it is a party.

•	Under any of the foregoing documents to which it is a party, PIFCo or Petrobras contests the enforceability of any of the foregoing documents or denies that it has liability under any of the foregoing documents to which it is a party.

•	Petrobras fails to retain at least 51% direct or indirect ownership of the outstanding voting and economic interests (equity or otherwise) of and in PIFCo.

For purposes of the events of default:

•	“indebtedness” means any obligation (whether present or future, actual or contingent and including any guarantee) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and all leases which, under generally accepted accounting principles in the United States, would be a capital lease obligation); and

•	“material subsidiary” means a subsidiary of PIFCo or Petrobras which on any given date of determination accounts for more than 7.5% of Petrobras’ total consolidated assets (as set forth on Petrobras’ most recent balance sheet prepared in accordance with U.S. GAAP).

Covenants

PIFCo will be subject to the following covenants with respect to the notes:

Payment of Principal and Interest

PIFCo will duly and punctually pay the principal of and any premium and interest and other amounts (including any additional amounts in the event withholding and other taxes are imposed in Brazil or the Cayman Islands) on the notes in accordance with the notes and the indenture.

Performance Under the Indenture

PIFCo will duly and punctually perform, comply with and observe all obligations and agreements to be performed by it under the terms of the indenture and the notes.

Maintenance of Corporate Existence

PIFCo will, and will cause each of its subsidiaries to, maintain their corporate existence and take all reasonable actions to maintain all rights, privileges and the like necessary or desirable in the normal conduct of business, activities or operations, unless PIFCo’s board of directors determines that preserving PIFCo’s or a subsidiary’s corporate existence is no longer desirable in the conduct of PIFCo’s or its subsidiaries’ business and is not disadvantageous in any material respect to noteholders.

Maintenance of Properties

PIFCo will, and will cause each of its subsidiaries to, maintain and keep in good condition, repair and working order (normal wear and tear excepted) all properties used or useful in the conduct of PIFCo’s or its subsidiaries’ businesses and will cause, and will cause each of its subsidiaries to cause, to be made all necessary repairs, renewals, replacements and improvements to the property, all as in PIFCo’s judgment is necessary to conduct the business carried on in connection with the property, but PIFCo will not be required to maintain or cause any subsidiary to maintain any of those properties if the failure to maintain such properties does not, and will not, have a material adverse effect on PIFCo and its subsidiaries taken as a whole or the rights of the noteholders.

Compliance with Laws

PIFCo will comply, and will cause each of its subsidiaries to comply, at all times in all material respects with all applicable laws, rules, regulations, orders, and directives of any governmental authority having jurisdiction over it or its subsidiaries, its business or those of its subsidiaries or any of the transactions contemplated in the indenture, except where the failure to comply would not have a material adverse effect on PIFCo and its subsidiaries taken as a whole or the rights of the noteholders.

Maintenance of Government Approvals

PIFCo will, and will cause each of its subsidiaries to, duly obtain and maintain in full force and effect all approvals, consents or licenses of any governmental authority which are necessary under the laws of Brazil, the Cayman Islands or any other jurisdiction having jurisdiction over PIFCo or its business or PIFCo’s subsidiaries and their businesses, or the transactions contemplated in the indenture in order for PIFCo to conduct its business or for it to perform its obligations under the indenture or the notes or the validity or enforceability of either such document except, in the case of such approval, consent or license relating to the conduct of its business, where the failure to comply would not have a material adverse effect on PIFCo and its subsidiaries taken as a whole or the rights of the noteholders.

Payments of Taxes and Other Claims

PIFCo will, and will cause each of its subsidiaries to, pay or discharge any present or future taxes or other governmental charges (or interest on any of those) and all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of PIFCo or a subsidiary, but PIFCo will not be required to pay or discharge or cause to be paid or discharged any such charge or claim whose amount, applicability or validity is being contested in good faith and, if appropriate, by appropriate legal proceedings or where the failure to do so would not have a material adverse effect on PIFCo and its subsidiaries taken as a whole or the rights of the noteholders.

Maintenance of Insurance

PIFCo will, and will cause each of its subsidiaries to, maintain insurance with insurance companies that PIFCo reasonably believes to be financially sound in the amounts and covering the risks that are usually carried by companies engaged in similar businesses and owning or operating properties or facilities similar to PIFCo’s or those of its subsidiaries, in the same general locations in which PIFCo or its subsidiaries owns or operates properties or facilities, except when the failure to do so would not have a material adverse effect on PIFCo and its subsidiaries taken as a whole or the rights of the noteholders.

Maintenance of Books and Records

PIFCo will, and will cause each of its subsidiaries to, maintain books, accounts and records in accordance with U.S. GAAP.

Maintenance of Office or Agency

So long as notes are outstanding, PIFCo will maintain in the Borough of Manhattan, the City of New York, an office or agency where notices to and demands upon it in respect of the indenture and the notes may be served. Initially, this office will be located at 570 Lexington Avenue, New York, New York 10022-6837. PIFCo will not change the designation of the office without prior notice to the trustee and designating a replacement office in the same general location.

Ranking

PIFCo will ensure that the notes will at all times constitute its general senior, unsecured and unsubordinated obligations and will rank pari passu, without any preferences among themselves, with all of its other present and future unsecured and unsubordinated obligations (other than obligations preferred by statute or by operation of law).

Use of Proceeds

PIFCo will use the proceeds from the offer and sale of the notes after the deduction of any commissions principally for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt and inter-company loans.

Statement by Officers as to Default and Notices of Events of Default

PIFCo (and each other obligor on the notes) will deliver to the trustee, within 90 calendar days after the end of its fiscal year, an officer’s certificate, stating whether or not to the best knowledge of its signers PIFCo is in default on any of the terms, provisions and conditions of the indenture or the notes (without regard to any period of grace or requirement of notice provided under the indenture) and, if PIFCo (or any obligor) are in default, specifying all the defaults and their nature and status of which the signers may have knowledge. Within 10 calendar days (or promptly with respect to certain events of default relating to PIFCo’s insolvency and in any event no later than 10 calendar days) after PIFCo becomes aware or should reasonably become aware of the occurrence of any default or event of default under the indenture or the notes, it will notify the trustee of the occurrence of such default or event of default.

Provision of Financial Statements and Reports

In the event that PIFCo files any financial statements or reports with the SEC or publishes or otherwise makes such statements or reports publicly available in Brazil, the United States or elsewhere, PIFCo will furnish a copy of the statements or reports to the trustee within 15 calendar days of the date of filing or the date the information is published or otherwise made publicly available.

PIFCo will provide, together with each of the financial statements delivered as described in the preceding paragraph, an officer’s certificate stating (i) that a review of PIFCo’s activities has been made during the period covered by such financial statements with a view to determining whether PIFCo has kept, observed, performed and fulfilled its covenants and agreements under this indenture; and (ii) that no event of default, or event which with the giving of notice or passage of time or both would become an event of default, has occurred during that period or, if one or more have actually occurred, specifying all those events and what actions have been taken and will be taken with respect to that event of default or other event.

Delivery of these reports, information and documents to the trustee is for informational purposes only and the trustee’s receipt of any of those will not constitute constructive notice of any information contained in them or determinable from information contained in them, including PIFCo’s compliance with any of its covenants under the indenture (as to which the trustee is entitled to rely exclusively on officer’s certificates).

Further Actions

PIFCo will, at its own cost and expense, and will cause its subsidiaries to, at their own cost and expense, take any action, satisfy any condition or take any action to be taken, fulfilled or done in order to (i) enable it to lawfully enter into, exercise its rights and perform and comply with its obligations under the notes and the indenture, (ii) to ensure that its obligations under the notes and the indenture are legally binding and enforceable, (iii) to make the notes and the indenture admissible in evidence in the courts of the State of New York, Brazil or the Cayman Islands, (iv) enable the trustee to exercise and enforce its rights under and carry out the terms of the notes and the indenture, (v) to take any and all action necessary to preserve the enforceability of, and maintain the trustee’s rights under the notes and the indenture, and (vi) assist the trustee in its performance of obligations under the notes and the indenture but PIFCo will not be required to meet this requirement if it promptly (and in no event later than two business days after any request by the trustee) provides to the trustee a written opinion of counsel reasonably acceptable to the trustee specifying that the failure to take an action or satisfy a condition described above would not have an adverse effect on the rights of noteholders.

Appointment to Fill a Vacancy in Office of Trustee

PIFCo, whenever necessary to avoid or fill a vacancy in the office of trustee, will appoint a successor trustee in the manner provided in the indenture so that there will at all times be a trustee with respect to the notes.

Payments and Paying Agents

PIFCo will, prior to 3:00 p.m., New York City time, on the business day preceding any payment date of the principal of or interest on the notes or other amounts (including additional amounts), deposit with the trustee a sum sufficient to pay such principal, interest or other amounts (including additional amounts) so becoming due.

Additional Amounts

Except as provided below, PIFCo will make all payments of amounts due under the notes and the indenture and each other document entered into in connection with the notes and the indenture without withholding or deducting any present or future taxes, levies, deductions or other governmental charges of any nature imposed by Brazil, the Cayman Islands, Luxembourg or any jurisdiction in which PIFCo appoints a paying agent under the indenture, or any political subdivision of such jurisdictions (the “taxing jurisdictions”). If PIFCo is required by law to withhold or deduct any taxes, levies, deductions or other governmental charges, PIFCo will pay the noteholders any additional amounts necessary to ensure that they receive the same amount as they would have received without such withholding or deduction.

PIFCo will not, however, pay any additional amounts in connection with any tax, levy, deduction or other governmental charge that is imposed due to any of the following (“excluded additional amounts”):

•	the noteholder or trustee has a connection with the taxing jurisdiction other than merely holding the notes or receiving principal or interest payments on the notes (such as citizenship, nationality, residence, domicile, or existence of a business, a permanent establishment, a dependent agent, a place of business or a place of management present or deemed present within the taxing jurisdiction);

•	any tax imposed on, or measured by, net income;

•	the noteholder or trustee fails to comply with any certification, identification or other reporting requirements concerning its nationality, residence, identity or connection with the taxing jurisdiction, if (x) such compliance is required by applicable law, regulation, administrative practice or treaty as a precondition to exemption from all or a part of the tax, levy, deduction or other governmental charge, (y) the noteholder or trustee is able to comply with such requirements without undue hardship and (z) at least 30 calendar days prior to the first payment date with respect to which such requirements under the applicable law, regulation, administrative practice or treaty will apply, PIFCo has notified all noteholders or the trustee that they will be required to comply with such requirements;

•	the noteholder or trustee fails to present (where presentation is required) its note within 30 calendar days after PIFCo has made available to the noteholder or trustee a payment under the notes and the indenture, provided that PIFCo will pay additional amounts which a noteholder or trustee would have been entitled to had the note owned by such noteholder or trustee been presented on any day (including the last day) within such 30 calendar day period;

•	any estate, inheritance, gift, value added, use or sales taxes or any similar taxes, assessments or other governmental charges;

•	where such taxes, levies, deductions or other governmental charges are imposed on a payment on the notes to an individual and are required to be made pursuant to any European Union Council Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 on the taxation of savings income, or any law implementing or complying with, or introduced in order to conform to, such directive;

•	where the noteholder or trustee could have avoided such taxes, levies, deductions or other governmental charges by requesting that a payment on the notes be made by, or presenting the relevant notes for payment to, another paying agent of PIFCo located in a member state of the European Union; or

•	where the noteholder or trustee would have been able to avoid the tax, levy, deduction or other governmental charge by taking reasonable measures available to such noteholder or trustee.

PIFCo undertakes that, if European Council Directive 2003/48/EC or any other Directive implementing the conclusions of ECOFIN council meeting of November 26-27, 2000 is brought into effect, PIFCo will ensure that it maintains a paying agent in a member state of the European Union that will not be obliged to withhold or deduct tax pursuant to the Directive.

PIFCo will pay any stamp, administrative, excise or property taxes arising in a taxing jurisdiction in connection with the execution, delivery, enforcement or registration of the notes and will indemnify the noteholders for any such stamp, administrative, excise or property taxes paid by noteholders.

Negative Pledge

So long as any note remains outstanding, PIFCo will not create or permit any lien, other than a PIFCo permitted lien, on any of its assets to secure (i) any of its indebtedness or (ii) the indebtedness of any other person, unless PIFCo contemporaneously creates or permits such lien to secure equally and ratably its obligations under the notes and the indenture or PIFCo provides such other security for the notes as is duly approved by a resolution of the noteholders in accordance with the indenture. In addition, PIFCo will not allow any of its subsidiaries to create or permit any lien, other than a PIFCo permitted lien, on any of its assets to secure (i) any of its indebtedness, (ii) any of the subsidiary’s indebtedness or (iii) the indebtedness of any other person, unless it contemporaneously creates or permits the lien to secure equally and ratably its obligations under the notes and the indenture or PIFCo provides such other security for the notes as is duly approved by a resolution of the noteholders in accordance with the indenture.

This covenant is subject to a number of important exceptions, including an exception that permits PIFCo to grant liens in respect to indebtedness the principal amount of which, in the aggregate, together with all other liens not otherwise described in a specific exception, does not exceed 7.5% of PIFCo’s consolidated total assets (as determined in accordance with U.S. GAAP) at any time as at which PIFCo’s balance sheet is prepared and published in accordance with applicable law.

Transactions with Affiliates

PIFCo will not, and will not permit any of its subsidiaries to, enter into or carry out (or agree to enter into or carry out) any transaction or arrangement with any affiliate (which means any entity which controls, is controlled by or under common control with PIFCo), except for any transaction or arrangement entered into or carried out on terms no less favorable to PIFCo or the subsidiary than those which could have been obtained on an arm’s-length basis with a person that is not an affiliate. However, this requirement will not apply to transactions (i) between Petrobras and PIFCo or any of PIFCo’s subsidiaries or (ii) except as otherwise permitted under clause (i), between or among PIFCo, Petrobras and any of their respective subsidiaries not involving any other person so long as consummation of any transaction described in this clause (ii) will not have a material adverse effect on PIFCo and its subsidiaries taken as a whole or have a material adverse effect on the rights of the noteholders.

Limitation on Consolidation, Merger, Sale or Conveyance

PIFCo will not, in one or a series of transactions, consolidate or amalgamate with or merge into any corporation or convey, lease or transfer substantially all of its properties, assets or revenues to any person or entity (other than a direct or indirect subsidiary of Petrobras) or permit any person (other than a direct or indirect subsidiary of PIFCo) to merge with or into it unless:

•	either PIFCo is the continuing entity or the person (the “successor company”) formed by the consolidation or into which PIFCo is merged or that acquired or leased the property or assets of PIFCo will be a corporation organized and validly existing under the laws of the Cayman Islands and will assume (jointly and severally with PIFCo unless PIFCo will have ceased to exist as a result of that merger, consolidation or amalgamation), by a supplemental indenture (the form and substance of which will be previously approved by the trustee), all of PIFCo’s obligations under the indenture and the notes;

•	the successor company (jointly and severally with PIFCo unless PIFCo will have ceased to exist as part of the merger, consolidation or amalgamation) agrees to indemnify each noteholder against any tax, assessment or governmental charge thereafter imposed on the noteholder solely as a consequence of the consolidation, merger, conveyance, transfer or lease with respect to the payment of principal of, or interest, the notes;

•	immediately after giving effect to the transaction, no event of default, and no default has occurred and is continuing;

•	PIFCo has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the transaction and the fourth supplemental indenture, comply with the terms of the indenture and that all conditions precedent provided for in the indenture and relating to the transaction have been complied with; and

•	PIFCo must deliver a notice describing that transaction to Moody’s to the extent that Moody’s is at that time rating the notes.

Notwithstanding anything to the contrary in the foregoing, so long as no default or event of default under the indenture or the notes will have occurred and be continuing at the time of the proposed transaction or would result from the transaction:

•	PIFCo may merge, amalgamate or consolidate with or into, or convey, transfer, lease or otherwise dispose of all or substantially all of its properties, assets or revenues to a direct or indirect subsidiary of PIFCo or Petrobras in cases when PIFCo is the surviving entity in the transaction and the transaction would not have a material adverse effect on PIFCo and its subsidiaries taken as a whole, it being understood that if PIFCo is not the surviving entity, PIFCo will be required to comply with the requirements set forth in the previous paragraph; or

•	any direct or indirect subsidiary of PIFCo may merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of assets to, any person (other than PIFCo or any of its subsidiaries or affiliates) in cases when the transaction would not have a material adverse effect on PIFCo and its subsidiaries taken as a whole; or

•	any direct or indirect subsidiary of PIFCo may merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of assets to, any other direct or indirect subsidiary of PIFCo or Petrobras; or

•	any direct or indirect subsidiary of PIFCo may liquidate or dissolve if PIFCo determines in good faith that the liquidation or dissolution is in the best interests of Petrobras, and would not result in a material adverse effect on PIFCo and its subsidiaries taken as a whole and if the liquidation or dissolution is part of a corporate reorganization of PIFCo or Petrobras.

PIFCo may omit to comply with any term, provision or condition set forth in certain covenants or any term, provision or condition of the indenture, if before the time for the compliance the holders of at least a majority in principal amount of the outstanding notes waive the compliance, but no waiver can operate except to the extent expressly waived, and, until a waiver becomes effective, PIFCo’s obligations and the duties of the trustee in respect of any such term, provision or condition will remain in full force and effect.

As used above, the following terms have the meanings set forth below:

“indebtedness” means any obligation (whether present or future, actual or contingent and including any guarantee) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and all leases which, under generally accepted accounting principles in the United States, would be a capital lease obligation).

A “guarantee” means an obligation of a person to pay the indebtedness of another person including, without limitation:

•	an obligation to pay or purchase such indebtedness;

•	an obligation to lend money or to purchase or subscribe for shares or other securities or to purchase assets or services in order to provide funds for the payment of such indebtedness;

•	an indemnity against the consequences of a default in the payment of such indebtedness; or

•	any other agreement to be responsible for such indebtedness.

A “lien” means any mortgage, pledge, lien, hypothecation, security interest or other charge or encumbrance on any property or asset including, without limitation, any equivalent created or arising under applicable law.

A “PIFCo permitted lien” means a:

(a) lien arising by operation of law, such as merchants’, maritime or other similar liens arising in PIFCo’s ordinary course of business or that of any subsidiary or lien in respect of taxes, assessments or other governmental charges that are not yet delinquent or that are being contested in good faith by appropriate proceedings;

(b) lien arising from PIFCo’s obligations under performance bonds or surety bonds and appeal bonds or similar obligations incurred in the ordinary course of business and consistent with PIFCo’s past practice;

(c) lien arising in the ordinary course of business in connection with indebtedness maturing not more than one year after the date on which that indebtedness was originally incurred and which is related to the financing of export, import or other trade transactions;

(d) lien granted upon or with respect to any assets hereafter acquired by PIFCo or any subsidiary to secure the acquisition costs of those assets or to secure indebtedness incurred solely for the purpose of financing the acquisition of those assets, including any lien existing at the time of the acquisition of those assets, so long as the maximum amount so secured does not exceed the aggregate acquisition costs of all such assets or the aggregate indebtedness incurred solely for the acquisition of those assets;

(e) lien granted in connection with indebtedness of a wholly-owned subsidiary owing to PIFCo or another wholly-owned subsidiary;

(f) lien existing on any asset or on any stock of any subsidiary prior to the acquisition thereof by PIFCo or any subsidiary the lien is not created in anticipation of that acquisition;

(g) lien existing as of the date of the indenture;

(h) lien resulting from the indenture or the standby purchase agreement, if any;

(i) lien incurred in connection with the issuance of debt or similar securities of a type comparable to those already issued by PIFCo, on amounts of cash or cash equivalents on deposit in any reserve or similar account to pay interest on those securities for a period of up to 24 months as required by any rating agency as a condition to the rating agency rating those securities as investment grade;

(j) lien granted or incurred to secure any extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancings, refundings or exchanges), in whole or in part, of or for any indebtedness secured by lien referred to in paragraphs (a) through (i) above (but not paragraph (c)), so long as the lien does not extend to any other property, the principal amount of the indebtedness secured by the lien is not increased, and in the case of paragraphs (a), (b) and (e), the obligees meet the requirements of the applicable paragraph; and

(k) lien in respect of indebtedness the principal amount of which in the aggregate, together with all other liens not otherwise qualifying as PIFCo permitted liens pursuant to another part of this definition of PIFCo permitted liens, does not exceed 7.5% of PIFCo’s consolidated total assets (as determined in accordance with U.S. GAAP) at any date as at which PIFCo’s balance sheet is prepared and published in accordance with applicable law.

A “wholly-owned subsidiary” means, with respect to any corporate entity, any person of which 100% of the outstanding capital stock (other than qualifying shares, if any) having by its terms ordinary voting power (not dependent on the happening of a contingency) to elect the board of directors (or equivalent controlling governing body) of that person, is at the time owned or controlled directly or indirectly by that corporate entity, by one or more wholly-owned subsidiaries of that corporate entity or by that corporate entity and one or more wholly-owned subsidiaries.

Further Issuances

The indenture by its terms does not limit the aggregate principal amount of notes that may be issued under it and permits the issuance, from time to time, of additional notes (also referred to as add-on notes) of the same series as is being offered under this prospectus supplement. The ability to issue add-on notes is subject to several requirements, however, including that (i) no event of default under the indenture or event that with the passage of time or other action may become an event of default (such event being a “default”) will have occurred and then be continuing or will occur as a result of that additional issuance and (ii) the add-on notes will rank pari passu and have equivalent terms and benefits as the notes offered under this prospectus supplement except for the price to the public and the issue date. Any add-on notes will be part of the same series as the notes that PIFCo is currently offering and the noteholders will vote on all matters in relation to the notes as a single series.

Covenant Defeasance

Any restrictive covenants of the indenture may be defeased as described in the accompanying prospectus.

Conversion

The notes will not be convertible into, or exchangeable for, any other securities.

Listing

PIFCo may apply for a listing of the notes on the Luxembourg Stock Exchange at some time after the closing date, but there is no certainty that an application will be made or that the listing will be approved by the Luxembourg Stock Exchange.

Rating

Notwithstanding the section titled “Additional Terms of the PIFCo Securities” in the accompanying prospectus, the notes will not have an investment-grade rating from a nationally recognized statistical rating organization upon initial issuance.

Currency Rate Indemnity

PIFCo has agreed that, if a judgment or order made by any court for the payment of any amount in respect of any notes is expressed in a currency (the “judgment currency”) other than U.S. Dollars (the “denomination currency”), PIFCo will indemnify the relevant noteholder against any deficiency arising from any variation in rates of exchange between the date as of which the denomination currency is notionally converted into the judgment currency for the purposes of the judgment or order and the date of actual payment. This indemnity will constitute a separate and independent obligation from PIFCo’s other obligations under the indenture, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant note or under any judgment or order described above.

The Trustee and the Paying Agent

JPMorgan Chase Bank is the trustee under the indenture and has been appointed by PIFCo as registrar and paying agent with respect to the notes. JPMorgan Chase Bank is a lender to PIFCo and certain of PIFCo’s affiliates. PIFCo may have normal banking relationships with JPMorgan Chase Bank in the ordinary course of business. The address of the trustee is 4 New York Plaza, 15th Floor, New York, New York, 10004. PIFCo will at all times maintain a paying agent in New York City until the notes are paid.

CLEARANCE AND SETTLEMENT

Book-Entry Issuance

Except under the limited circumstances described below, all notes will be book-entry notes. This means that the actual purchasers of the notes will not be entitled to have the notes registered in their names and will not be entitled to receive physical delivery of the notes in definitive (paper) form. Instead, upon issuance, all the notes will be represented by one or more fully registered global notes.

Each global note will be deposited with The Depository Trust Company (“DTC”), a securities depositary, and will be registered in the name of DTC’s nominee. For background information regarding DTC, see “—Depository Trust Company,” below. No global note representing book-entry notes may be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to another nominee of DTC. Thus, DTC will be the only registered holder of the notes and will be considered the sole representative of the beneficial owners of the notes for purposes of the indenture. For an explanation of the situations in which a global note will terminate and interests in it will be exchanged for physical certificates representing the notes, see “Legal Ownership—Global Securities” in the accompanying prospectus.

The registration of the global notes in the name of DTC’s nominee will not affect beneficial ownership and is performed merely to facilitate subsequent transfers. The book-entry system, which is also the system through which most publicly traded common stock is held in the United States, is used because it eliminates the need for physical movement of securities certificates. The laws of some jurisdictions, however, may require some purchasers to take physical delivery of their notes in definitive form. These laws may impair the ability of holders to transfer the notes.

In this prospectus supplement, unless and until definitive (paper) notes are issued to the beneficial owners as described below, all references to “holders” of notes or “noteholders” shall mean DTC. PIFCo, Petrobras, the trustee and any paying agent, transfer agent or registrar may treat DTC as the absolute owner of the notes for all purposes.

Primary Distribution

Payment Procedures

Payment for the notes will be made on a delivery versus payment basis.

Clearance and Settlement Procedures

DTC participants that hold securities through DTC on behalf of investors will follow the settlement practices applicable to United States corporate debt obligations in DTC’s Same-Day Funds Settlement System. Securities will be credited to the securities custody accounts of these DTC participants against payment in the same-day funds, for payments in U.S. Dollars, on the settlement date.

Secondary Market Trading

We understand that secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules. Secondary market trading will be settled using procedures applicable to United States corporate debt obligations in DTC’s Same-Day Funds Settlement System. If payment is made in U.S. Dollars, settlement will be free of payment. If payment is made in other than U.S. Dollars, separate payment arrangements outside of the DTC system must be made between the DTC participants involved.

The Depository Trust Company

The policies of DTC will govern payments, transfers, exchange and other matters relating to the beneficial owner’s interest in notes held by that owner. We have no responsibility for any aspect of the actions of DTC or any of their direct or indirect participants. We have no responsibility for any aspect of the records kept by DTC or any of their direct or indirect participants. We also do not supervise DTC in any way. DTC and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. Investors should be aware that DTC and its participants are not obligated to perform these procedures and may modify them or discontinue them at any time.

The description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC as they are currently in effect. DTC could change its rules and procedures at any time.

DTC has advised us as follows:

•	DTC is:

—	a limited purpose trust company organized under the laws of the State of New York;

—	a member of the Federal Reserve System;

—	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

—	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

•	DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants. This eliminates the need for physical movement of certificates.

•	Participants in DTC include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is partially owned by some of these participants or their representatives.

•	Indirect access to the DTC system is also available to banks, brokers, dealer and trust companies that have relationships with participants.

•	The rules applicable to DTC and DTC participants are on file with the SEC.

DESCRIPTION OF THE STANDBY PURCHASE AGREEMENT

The following summary describes the material provisions of the standby purchase agreement. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the standby purchase agreement. For information on how you may obtain copies of the standby purchase agreement, see “Where You Can Find More Information.”

General

In connection with the execution and delivery of the fourth supplemental indenture and the notes offered by this prospectus supplement, Petrobras will enter into a standby purchase agreement with the trustee for the benefit of the noteholders. The standby purchase agreement will provide that, in the event of a nonpayment of principal, interest and other amounts on the notes, Petrobras will be required to purchase the noteholders’ rights to receive those payments on the terms and conditions described below. The fourth supplemental indenture provides that the standby purchase agreement will be considered part of the indenture. As a result, the holders of the notes will have the benefit of the standby purchase agreement. The standby purchase agreement is designed to function in a manner similar to a guarantee and obligates Petrobras to make the payments discussed in this prospectus supplement. The standby purchase agreement entails certain risks described in “Risk Factors—Risks Relating to the Notes and the Standby Purchase Agreement.”

Despite the Brazilian government’s ownership interest in Petrobras, the Brazilian government is not responsible in any manner for PIFCO’s obligations under the notes and Petrobras’ obligations under the standby purchase agreement.

Ranking

The obligations of Petrobras under the standby purchase agreement constitute general unsecured obligations of Petrobras which at all times will rank pari passu with all other senior unsecured obligations of Petrobras that are not, by their terms, expressly subordinated in right of payment to the obligations of Petrobras under the standby purchase agreement.

Purchase Obligations

Partial Purchase Payment

In the event that, prior to the maturity date of the notes, PIFCo fails to make any payment on the notes on the date that payment is due under the terms of the notes and the indenture (which we refer to as the “partial non-payment due date”), other than in the case of an acceleration of that payment in accordance with the indenture:

•	Petrobras will be obligated to pay immediately to the trustee, for the benefit of the noteholders under the indenture, the amount that PIFCo was required to pay but failed to pay on that date (which we refer to as the “partial non-payment amount”); and

•	the trustee will provide notice to Petrobras of the failure of PIFCo to make that payment.

To the extent that Petrobras fails to pay the partial non-payment amount immediately when required, Petrobras will be obligated to pay, in addition to that amount, interest on that amount at the default rate from the partial non-payment due date to and including the actual date of payment by Petrobras. We refer to this interest as the “partial non-payment overdue interest” and, together with the partial non-payment amount, as the “partial non-payment amount with interest.”

Payment of the partial non-payment amount with interest will be in exchange for the purchase by Petrobras of the rights of the noteholders to receive that amount from PIFCo. The noteholders will have no right to retain those rights, and, following the purchase and sale described above, the notes will remain outstanding with all amounts due in respect of the notes adjusted to reflect the purchase, sale and payment described above. Upon any such payment, Petrobras will be subrogated to the noteholders to the extent of any such payment.

The obligation of Petrobras to pay the partial non-payment amount with interest will be absolute and unconditional upon failure of PIFCo to make, prior to the maturity date of the notes, any payment on the notes on the date any such payment is due. All amounts payable by Petrobras under the standby purchase agreement in respect of any partial non-payment amount with interest will be payable in U.S. Dollars and in immediately available funds to the trustee. Petrobras will not be relieved of its obligations under the standby purchase agreement unless and until the trustee indefeasibly receives all amounts required to be paid by Petrobras under the standby purchase agreement (and any related event of default under the indenture has been cured), including payment of the partial nonpayment overdue interest as described in this prospectus supplement.

Total Purchase Payment

In the event that, at the maturity date of the notes (including upon any acceleration of the maturity date in accordance with the terms of the indenture), PIFCo fails to make any payment on the notes on the date that payment is due (which we refer to as the “total non-payment due date”),

•	Petrobras will be obligated to pay immediately to the trustee, for the benefit of the noteholders under the indenture, the amount that PIFCo was required to pay but failed to pay on that date (which we refer to as the “total non-payment amount”); and

•	The trustee will provide notice to Petrobras of the failure of PIFCo to make that payment.

To the extent that Petrobras fails to pay the total non-payment amount immediately when required, Petrobras will be obligated to pay, in addition to that amount, interest on that amount at the default rate from the total non-payment due date to and including the actual date of payment by Petrobras. We refer to this interest as the “total non-payment overdue interest” and, together with the total non-payment amount, as the “total non-payment amount with interest.”

Payment of the total non-payment amount with interest by Petrobras will be in exchange for the purchase by Petrobras of the rights of the noteholders to receive that amount from PIFCo. The noteholders will have no right to retain those rights, and, following the purchase and sale described above, Petrobras will be subrogated to the noteholders to the extent of any such payment.

The obligation of Petrobras to pay the total non-payment amount with interest will be absolute and unconditional upon failure of PIFCo to make, at the maturity date of the notes, or earlier upon any acceleration of the notes in accordance with the terms of the indenture, any payment in respect of principal, interest or other amounts due under the indenture and the notes on the date any such payment is due. All amounts payable by Petrobras under the standby purchase agreement in respect of any total nonpayment amount with interest will be payable in U.S. Dollars and in immediately available funds to the trustee. Petrobras will not be relieved of its obligations under the standby purchase agreement unless and until the trustee receives all amounts required to be paid by Petrobras under the standby purchase agreement (and any related event of default under the indenture has been cured), including payment of the total non-payment overdue interest.

Covenants

For so long as any of the notes are outstanding and Petrobras has obligations under the standby purchase agreement, Petrobras will, and will cause each of its subsidiaries to, comply with the terms of the covenants set forth below:

Performance Obligations Under the Standby Purchase Agreement and Indenture

Petrobras will pay all amounts owed by it and comply with all its other obligations under the terms of the standby purchase agreement and the indenture in accordance with the terms of those agreements.

Maintenance of Corporate Existence

Petrobras will, and will cause each of its subsidiaries to, maintain in effect its corporate existence and all necessary registrations and take all actions to maintain all rights, privileges, titles to property, franchises, concessions and the like necessary or desirable in the normal conduct of its business, activities or operations. However, this covenant will not require Petrobras or any of its subsidiaries to maintain any such right, privilege, title to property or franchise or require Petrobras to preserve the corporate existence of any subsidiary, if the failure to do so does not, and will not, have a material adverse effect on Petrobras and its subsidiaries taken as a whole or have a materially adverse effect on the rights of the holders of the notes.

Maintenance of Properties

Petrobras will, and will cause each of its subsidiaries to, keep all its property used or useful in the conduct of its business in good working order and condition. However, this covenant will not require Petrobras to maintain any such property if the failure to do so does not, and will not, have a material adverse effect on Petrobras and its subsidiaries taken as a whole or have a materially adverse effect on the rights of the holders of the notes.

Compliance with Laws and Agreements

Petrobras will comply, and will cause its subsidiaries to comply, at all times in all material respects with all applicable laws (including, without limitation, environmental laws), rules, regulations, orders and directives of any government or governmental authority, agency or instrumentality having jurisdiction over Petrobras and each of Petrobras’ subsidiaries, Petrobras’ business or any of the transactions contemplated in the standby purchase agreement; and Petrobras will comply, and will cause its subsidiaries to comply, with all covenants and other obligations contained in any agreements to which they are a party, except in either case where the failure so to comply would not have a material adverse effect on Petrobras and its subsidiaries taken as a whole or have a material adverse effect on the rights of the holders of the notes.

Maintenance of Governmental Approvals

Petrobras will, and will cause its subsidiaries to, duly obtain and maintain in full force and effect all governmental and third-party approvals, consents or licenses which are necessary under the laws of Brazil, the Cayman Islands or any other relevant jurisdiction, for it to perform its obligations under the standby purchase agreement transactions contemplated therewith or for the validity or enforceability of the standby purchase agreement.

Payments of Taxes and Other Claims

Petrobras will, and will cause each of its subsidiaries to, pay or discharge or cause to be paid or discharged, before the same becomes delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon Petrobras or that subsidiary, as the case may be, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of Petrobras or such subsidiary, as the case may be. However, neither Petrobras nor any subsidiary will be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith and, if appropriate, by appropriate legal proceedings or where the failure to do so would not have a material adverse effect on Petrobras and its subsidiaries taken as a whole or have a material adverse effect on the rights of holders of the notes.

Maintenance of Ownership of PIFCo

For so long as any notes are outstanding, Petrobras will retain no less than 51% direct or indirect ownership of the outstanding voting and economic interests (equity or otherwise) of and in PIFCo. Failure to maintain such ownership will constitute an “event of default” under the indenture.

Maintenance of Insurance

Petrobras will, and will cause each of its subsidiaries to, maintain insurance with insurance companies that Petrobras reasonably believes to be financially sound in such amounts and covering such risks as are usually carried by companies engaged in similar businesses and owning or operating properties or facilities similar to those owned or operated by Petrobras or its subsidiaries, as the case may be, in the same general areas in which Petrobras and its subsidiaries own or operate their properties or facilities, except where the failure to do so would not have a material adverse effect on Petrobras and its subsidiaries taken as a whole or have a material adverse effect on the rights of holders of the notes.

Maintenance of Books and Records

Petrobras will, and will cause each of its material subsidiaries to, maintain books, accounts and records in accordance with U.S. GAAP (in the case of Petrobras and PIFCo) and in the case of its subsidiaries, generally accepted accounting principles in the jurisdictions where each such person is organized.

Maintenance of Office or Agency

So long as any of the notes are outstanding, Petrobras will maintain in the Borough of Manhattan, The City of New York, an office or agency where notices to and demands upon Petrobras in respect of the standby purchase agreement may be served. Initially this office will be located at Petrobras’ existing principal U.S. office at 570 Lexington Avenue, 43rd Floor, New York, New York 10022-6837. Petrobras will agree not to change the designation of their office without prior notice to the trustee and designation of a replacement office in the same general location.

Ranking

Petrobras will ensure at all times that its obligations under the standby purchase agreement will be its general senior unsecured and unsubordinated obligations and will rank pari passu, without any preferences among themselves, with all other present and future senior unsecured and unsubordinated obligations of Petrobras (other than obligations preferred by statute or by operation of law) that are not, by their terms, expressly subordinated in right of payment to the obligations of Petrobras under the standby purchase agreement.

Notice of Certain Events

Petrobras will give notice to the trustee, as soon as is practicable and in any event within ten calendar days after Petrobras becomes aware, or should reasonably become aware, of the occurrence of any event of default or a default under the indenture, accompanied by a certificate of Petrobras setting forth the details of that event of default or default and stating what action Petrobras proposes to take with respect to it.

Limitation on Consolidation, Merger, Sale or Conveyance

Petrobras will not, in one or a series of transactions, consolidate or amalgamate with or merge into any corporation or convey, lease or transfer substantially all of its properties, assets or revenues to any person or entity (other than a direct or indirect subsidiary of Petrobras) or permit any person (other than a direct or indirect subsidiary of Petrobras) to merge with or into it unless:

•	either Petrobras is the continuing entity or the person (the “successor company”) formed by such consolidation or into which Petrobras is merged or that acquired or leased such property or assets of Petrobras will be a corporation organized and validly existing under the laws of Brazil and will assume (jointly and severally with Petrobras unless Petrobras will have ceased to exist as a result of such merger, consolidation or amalgamation), by an amendment to the standby purchase agreement (the form and substance of which will be previously approved by the trustee), all of Petrobras’ obligations under the standby purchase agreement;

•	the successor company (jointly and severally with Petrobras unless Petrobras will have ceased to exist as part of such merger, consolidation or amalgamation) agrees to indemnify each noteholder against any tax, assessment or governmental charge thereafter imposed on such noteholder solely as a consequence of such consolidation, merger, conveyance, transfer or lease with respect to the payment of principal of, or interest on, the notes;

•	immediately after giving effect to the transaction, no event of default, and no default has occurred and is continuing;

•	Petrobras has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the transaction and the amendment to the standby purchase agreement comply with the terms of the standby purchase agreement and that all conditions precedent provided for in the standby purchase agreement and relating to such transaction have been complied with; and

•	Petrobras has delivered notice of any such transaction to Moody’s describing that transaction to Moody’s to the extent that Moody’s is at that time rating the notes.

Notwithstanding anything to the contrary in the foregoing, so long as no default or event of default under the indenture or the notes has occurred and is continuing at the time of such proposed transaction or would result from it:

•	Petrobras may merge, amalgamate or consolidate with or into, or convey, transfer, lease or otherwise dispose of all or substantially all of its properties, assets or revenues to a direct or indirect subsidiary of Petrobras in cases when Petrobras is the surviving entity in such transaction and such transaction would not have a material adverse effect on Petrobras and its subsidiaries taken as whole, it being understood that if Petrobras is not the surviving entity, Petrobras will be required to comply with the requirements set forth in the previous paragraph; or

•	any direct or indirect subsidiary of Petrobras may merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of assets to, any person (other than Petrobras or any of its subsidiaries or affiliates) in cases when such transaction would not have a material adverse effect on Petrobras and its subsidiaries taken as a whole; or

•	any direct or indirect subsidiary of Petrobras may merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of assets to, any other direct or indirect subsidiary of Petrobras; or

•	any direct or indirect subsidiary of Petrobras may liquidate or dissolve if Petrobras determines in good faith that such liquidation or dissolution is in the best interests of Petrobras, and would not result in a material adverse effect on Petrobras and its subsidiaries taken as a whole and if such liquidation or dissolution is part of a corporate reorganization of Petrobras.

Negative Pledge

So long as any note remains outstanding, Petrobras will not create or permit any lien, other than a Petrobras permitted lien, on any of its assets to secure (i) any of its indebtedness or (ii) the indebtedness of any other person, unless Petrobras contemporaneously creates or permits the lien to secure equally and ratably its obligations under the standby purchase agreement or Petrobras provides other security for its obligations under the standby purchase agreement as is duly approved by a resolution of the noteholders in accordance with the indenture. In addition, Petrobras will not allow any of its subsidiaries to create or permit any lien, other than a Petrobras permitted lien, on any of Petrobras’ assets to secure (i) any of Petrobras’ indebtedness, (ii) any of its own indebtedness or (iii) the indebtedness of any other person, unless Petrobras contemporaneously creates or permits the lien to secure equally and ratably Petrobras’ obligations under the standby purchase agreement or Petrobras provides such other security for its obligations under the standby purchase agreement as is duly approved by a resolution of the noteholders in accordance with the indenture.

As used in this “Negative Pledge” section, the following terms have the respective meanings set forth below:

A “guarantee” means an obligation of a person to pay the indebtedness of another person including without limitation:

•	an obligation to pay or purchase such indebtedness;

•	an obligation to lend money, to purchase or subscribe for shares or other securities or to purchase assets or services in order to provide funds for the payment of such indebtedness;

•	an indemnity against the consequences of a default in the payment of such indebtedness; or

•	any other agreement to be responsible for such indebtedness.

“Indebtedness” means any obligation (whether present or future, actual or contingent and including, without limitation, any guarantee) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and all leases which, under generally accepted accounting principles in the country of incorporation of the relevant obligor, would constitute a capital lease obligation).

A “lien” means any mortgage, pledge, lien, hypothecation, security interest or other charge or encumbrance on any property or asset including, without limitation, any equivalent created or arising under applicable law.

A “project financing” of any project means the incurrence of indebtedness relating to the exploration, development, expansion, renovation, upgrade or other modification or construction of such project pursuant to which the providers of such indebtedness or any trustee or other intermediary on their behalf or beneficiaries designated by any such provider, trustee or other intermediary are granted security over one or more qualifying assets relating to such project for repayment of principal, premium and interest or any other amount in respect of such indebtedness.

A “qualifying asset” in relation to any project means:

•	any concession, authorization or other legal right granted by any governmental authority to Petrobras or any of Petrobras’ subsidiaries, or any consortium or other venture in which Petrobras or any subsidiary has any ownership or other similar interest;

•	any drilling or other rig, any drilling or production platform, pipeline, marine vessel, vehicle or other equipment or any refinery, oil or gas field, processing plant, real property (whether leased or owned), right of way or plant or other fixtures or equipment;

•

any revenues or claims which arise from the operation, failure to meet specifications, failure to complete, exploitation, sale, loss or damage to, such concession, authorization or other legal right or such drilling or other rig, drilling or production platform, pipeline, marine vessel, vehicle or other equipment or refinery, oil or gas field, processing plant, real property, right of way, plant or other fixtures or equipment or any contract or agreement relating to any of the foregoing or the project financing of any of the foregoing (including insurance policies, credit support arrangements and other similar contracts) or any rights under any performance bond, letter of credit or similar instrument issued in connection therewith;

•	any oil, gas, petrochemical or other hydrocarbon-based products produced or processed by such project, including any receivables or contract rights arising therefrom or relating thereto and any such product (and such receivables or contract rights) produced or processed by other projects, fields or assets to which the lenders providing the project financing required, as a condition therefor, recourse as security in addition to that produced or processed by such project; and

•	shares or other ownership interest in, and any subordinated debt rights owing to Petrobras by, a special purpose company formed solely for the development of a project, and whose principal assets and business are constituted by such project and whose liabilities solely relate to such project.

A “Petrobras permitted lien” means a:

(a) lien granted in respect of indebtedness owed to the Brazilian government, Banco Nacional de Desenvolvimento Econômico e Social or any official government agency or department of Brazil or of any state or region of Brazil;

(b) lien arising by operation of law, such as merchants’, maritime or other similar liens arising in Petrobras’ ordinary course of business or that of any subsidiary or lien in respect of taxes, assessments or other governmental charges that are not yet delinquent or that are being contested in good faith by appropriate proceedings;

(c) lien arising from Petrobras’ obligations under performance bonds or surety bonds and appeal bonds or similar obligations incurred in the ordinary course of business and consistent with Petrobras’ past practice;

(d) lien arising in the ordinary course of business in connection with indebtedness maturing not more than one year after the date on which that indebtedness was originally incurred and which is related to the financing of export, import or other trade transactions;

(e) lien granted upon or with respect to any assets hereafter acquired by Petrobras or any subsidiary to secure the acquisition costs of those assets or to secure indebtedness incurred solely for the purpose of financing the acquisition of those assets, including any lien existing at the time of the acquisition of those assets, so long as the maximum amount so secured will not exceed the aggregate acquisition costs of all such assets or the aggregate indebtedness incurred solely for the acquisition of those assets;

(f) lien granted in connection with the indebtedness of a wholly-owned subsidiary owing to Petrobras or another wholly-owned subsidiary;

(g) lien existing on any asset or on any stock of any subsidiary prior to its acquisition by Petrobras or any subsidiary so long as that lien is not created in anticipation of that acquisition;

(h) lien over any qualifying asset relating to a project financed by, and securing indebtedness incurred in connection with, the project financing of that project by Petrobras, any of Petrobras’ subsidiaries or any consortium or other venture in which Petrobras or any subsidiary has any ownership or other similar interest;

(i) lien existing as of the date of the indenture;

(j) lien resulting from the transaction documents;

(k) lien, incurred in connection with the issuance of debt or similar securities of a type comparable to those already issued by PIFCo, on amounts of cash or cash equivalents on deposit in any reserve or similar account to pay interest on such securities for a period of up to 24 months as required by any rating agency as a condition to such rating agency rating such securities investment grade, or as is otherwise consistent with market conditions at such time, as such conditions are satisfactorily demonstrated to the trustee;

(l) lien granted or incurred to secure any extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancings, refundings or exchanges), in whole or in part, of or for any indebtedness secured by any lien referred to in paragraphs (a) through (k) above (but not paragraph (d)), provided that such lien does not extend to any other property, the principal amount of the indebtedness secured by the lien is not increased, and in the case of paragraphs (a), (b), (c) and (f), the obligees meet the requirements of that paragraph, and in the case of paragraph (h), the indebtedness is incurred in connection with a project financing by Petrobras, any of Petrobras’ subsidiaries or any consortium or other venture in which Petrobras or any subsidiary have any ownership or other similar interest; and

(m) lien in respect of indebtedness the principal amount of which in the aggregate, together with all liens not otherwise qualifying as Petrobras permitted liens pursuant to another part of this definition of Petrobras permitted liens, does not exceed 7.5% of Petrobras’ consolidated total assets (as determined in accordance with U.S. GAAP) at any date as at which Petrobras’ balance sheet is prepared and published in accordance with applicable law.

A “wholly-owned subsidiary” means, with respect to any corporate entity, any person of which 100% of the outstanding capital stock (other than qualifying shares, if any) having by its terms ordinary voting power (not dependent on the happening of a contingency) to elect the board of directors (or equivalent controlling governing body) of that person is at the time owned or controlled directly or indirectly by that corporate entity, by one or more wholly-owned subsidiaries of that corporate entity or by that corporate entity and one or more wholly-owned subsidiaries.

Transactions with Affiliates

Petrobras will not, and will not permit any of its subsidiaries to, enter into or carry out (or agree to enter into or carry out) any transaction or arrangement with any affiliate (which means any entity as to controlling, controlled by or under common control with Petrobras), except for any transaction or arrangement entered into or carried out on terms no less favorable to Petrobras or such subsidiary than those which could have been obtained on an arm’s-length basis with a person that is not an affiliate; provided, however, that the foregoing will not apply to transactions (i) between Petrobras and PIFCo or any subsidiary of PIFCo or (ii) except as otherwise permitted pursuant to clause (i), between or among Petrobras, PIFCo and any of their respective subsidiaries not involving any other person so long as consummation of any such transaction described in this clause (ii) will not have a material adverse effect on Petrobras and its subsidiaries taken as a whole or have a material adverse effect on the rights of the holders of the notes.

Provision of Financial Statements and Reports

Petrobras will provide to the trustee, in English or accompanied by a certified English translation thereof, (i) within 90 calendar days after the end of each fiscal quarter (other than the fourth quarter), its unaudited and consolidated balance sheet and statement of income calculated in accordance with U.S. GAAP, (ii) within 120 calendar days after the end of each fiscal year, its audited and consolidated balance sheet and statement of income calculated in accordance with U.S. GAAP and (iii) such other financial data as the trustee may reasonably request. Petrobras will provide, together with each of the financial statements delivered hereunder, an officers’ certificate stating that a review of Petrobras’ and PIFCo’s activities has been made during the period covered by such financial statements with a view to determining whether Petrobras and PIFCo have kept, observed, performed and fulfilled their covenants and agreements under the standby purchase agreement and the indenture, as applicable, and that no event of default has occurred during such period. In addition, whether or not Petrobras is required to file reports with the SEC, Petrobras will file with the SEC and deliver to the trustee (for redelivery to all holders of notes) all reports and other information it would be required to file with the SEC under the Exchange Act if it were subject to those regulations. If the SEC does not permit the filing described above, Petrobras will provide annual and interim reports and other information to the trustee within the same time periods that would be applicable if Petrobras were required and permitted to file these reports with the SEC.

Further Actions

Petrobras will, at its own cost and expense, and will cause its subsidiaries to, at their own cost and expense, take any action, satisfy any condition or do anything (including the obtaining or effecting of any necessary consent, approval, authorization, exemption, filing, license, order, recording or registration) at any time required, in the reasonable opinion of the trustee, in accordance with applicable laws or regulations, to be taken, fulfilled or done in order (a) to enable Petrobras to lawfully enter into, exercise its rights and perform and comply with its obligations under the standby purchase agreement and each other transaction document entered into in connection with the standby purchase agreement to which it is a party, (b) to ensure that Petrobras’ obligations under the standby purchase agreement and each other transaction document entered into in connection with the standby purchase agreement are legally binding and enforceable, (c) to make the notes, the indenture and the standby purchase agreement admissible in evidence in the courts of the State of New York, the Cayman Islands or Brazil, (d) to enable the trustee to exercise and enforce its rights under and carry out the terms, provisions and purposes of the notes, the indenture and the standby purchase agreement, (e) to take any and all action necessary to preserve the enforceability of, and maintain the trustee’s rights under, the notes, the indenture and the standby purchase agreement and (f) to assist the trustee in the trustee’s performance of its obligations under the notes, the indenture and the standby purchase agreement. However, Petrobras will not be required to take any action contemplated by the standby purchase agreement if it promptly provides to the trustee a written opinion from counsel reasonably acceptable to the trustee specifying that the failure to take such action or satisfy such condition would not have an adverse effect on the rights of the holders of the notes.

Importation of Oil and Oil Products

Petrobras will, in each calendar year, purchase from PIFCo not less than 80% (on a U.S. Dollar value) of the oil and oil products it imports.

Additional Amounts

Except as provided below, Petrobras will make all payments of amounts due under the standby purchase agreement and each other document entered into in connection with the standby purchase agreement without withholding or deducting any present or future taxes, levies, deductions or other governmental charges of any nature imposed by Brazil, the Cayman Islands, Luxembourg or any other jurisdiction in which PIFCo appoints a paying agent under the indenture, or any political subdivision of such jurisdictions (the “taxing jurisdictions”). If Petrobras is required by law to withhold or deduct any taxes, levies, deductions or other governmental charges, Petrobras will pay the noteholders any additional amounts necessary to ensure that they receive the same amount as they would have received without such withholding or deduction.

Petrobras will not, however, pay any additional amounts in connection with any tax, levy, deduction or other governmental charge that is imposed due to any of the following (“excluded additional amounts”):

•	the noteholder or trustee has a connection with the taxing jurisdiction other than merely holding the notes or receiving principal or interest payments on the notes (such as citizenship, nationality, residence, domicile, or existence of a business, a permanent establishment, a dependent agent, a place of business or a place of management present or deemed present within the taxing jurisdiction);

•	any tax imposed on, or measured by, net income;

•	the noteholder or trustee fails to comply with any certification, identification or other reporting requirements concerning its nationality, residence, identity or connection with the taxing jurisdiction, if (x) such compliance is required by applicable law, regulation, administrative practice or treaty as a precondition to exemption from all or a part of the tax, levy, deduction or other governmental charge, (y) the noteholder or trustee is able to comply with such requirements without undue hardship and (z) at least 30 calendar days prior to the first payment date with respect to which such requirements under the applicable law, regulation, administrative practice or treaty will apply, Petrobras has notified all noteholders or the trustee that they will be required to comply with such requirements;

•	the noteholder or trustee fails to present (where presentation is required) its note within 30 calendar days after Petrobras has made available to the noteholder or trustee a payment under the standby purchase agreement, provided that Petrobras will pay additional amounts which a noteholder or trustee would have been entitled to had the note owned by such noteholder or trustee been presented on any day (including the last day) within such 30 calendar day period;

•	any estate, inheritance, gift, value added, use or sales taxes or any similar taxes, assessments or other governmental charges;

•	where such taxes, levies, deductions or other government charges are imposed on a payment on the notes to an individual and are required to be made pursuant to any European Council Union Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 on the taxation savings income or any law implementing or complying with, or introduced in order to conform to, such directive;

•	where the noteholder or trustee could have avoided such taxes, levies, deductions or other government charges by requesting that a payment on the notes be made by, or presenting the relevant notes for payment to, another paying agent of Petrobras located in a member state of the European Union; or

•	where the noteholder or trustee would have been able to avoid the tax, levy, deduction or other governmental charge by taking reasonable measures available to such noteholder or trustee.

Petrobras undertakes that, if European Council Directive 2003/48/EC or any other Directive implementing the conclusions of ECOFIN council meeting of November 26-27, 2000 is brought into effect, Petrobras will ensure that it maintains a paying agent in a member state of the European Union that will not be obliged to withhold or deduct tax pursuant to the Directive.

Petrobras will pay any stamp, administrative, excise or property taxes arising in a taxing jurisdiction in connection with the execution, delivery, enforcement or registration of the notes and will indemnify the noteholders for any such stamp, administrative, excise or property taxes paid by noteholders.

Events of Default

There are no events of default under the standby purchase agreement. The indenture, however, contains events of default relating to Petrobras which may trigger an event of default and acceleration of the notes. See “Description of the Notes—Events of Default.” Upon any such acceleration (including any acceleration arising out of the insolvency or similar events relating to Petrobras), if PIFCo fails to pay all amounts then due under the notes and the indenture, Petrobras will be obligated to make a total purchase payment as described above.

Amendments

The standby purchase agreement may only be amended or waived in accordance with its terms pursuant to a written document which has been duly executed and delivered by Petrobras and the trustee, acting on behalf of the holders of the notes. Because the standby purchase agreement forms part of the indenture, it may be amended by Petrobras and the trustee, in some cases without the consent of the holders of the notes.

Except as contemplated above, the indenture will provide that the trustee may execute and deliver any other amendment to the standby purchase agreement or grant any waiver thereof only with the consent of the noteholders of a majority in aggregate principal amount of the notes then outstanding.

Governing Law

The standby purchase agreement will be governed by the laws of the State of New York.

Jurisdiction

Petrobras has consented to the non-exclusive jurisdiction of any court of the State of New York or any U.S. federal court sitting in the Borough of Manhattan, The City of New York, New York, United States and any appellate court from any thereof. Service of process in any action or proceeding brought in such New York State federal court sitting in New York City may be served upon Petrobras at Petrobras’ New York office. The standby purchase agreement provides that if Petrobras no longer maintains an office in New York City, then it will appoint a replacement process agent within New York City as its authorized agent upon which process may be served in any action or proceeding.

Waiver of Immunities

To the extent that Petrobras may in any jurisdiction claim for itself or its assets immunity from a suit, execution, attachment, whether in aid of execution, before judgment or otherwise, or other legal process in connection with the standby purchase agreement (or any document delivered pursuant thereto) and to the extent that in any jurisdiction there may be immunity attributed to Petrobras, PIFCo or their assets, whether or not claimed, Petrobras has irrevocably agreed with the trustee, for the benefit of the noteholders, not to claim, and to irrevocably waive, the immunity to the full extent permitted by law.

Currency Rate Indemnity

Petrobras has agreed that, if a judgment or order made by any court for the payment of any amount in respect of any of its obligations under the standby purchase agreement is expressed in a currency (the “judgment currency”) other than U.S. Dollars (the “denomination currency”), Petrobras will indemnify the trustee, on behalf of the noteholders, against any deficiency arising from any variation in rates of exchange between the date as of which the denomination currency is notionally converted into the judgment currency for the purposes of the judgment or order and the date of actual payment. This indemnity will constitute a separate and independent obligation from Petrobras’ other obligations under the standby purchase agreement, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted from time to time and will continue in full force and effect.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions contained in the underwriting agreement dated September [8], 2004 by and among PIFCo, Petrobras, Morgan Stanley & Co. Incorporated, with offices at 1585 Broadway, New York, New York 10036, and Bear, Stearns & Co., Inc., with offices at 383 Madison Avenue, New York, New York 10179, as underwriters, each underwriter has agreed to purchase, and PIFCo has agreed to sell to the underwriters, the number of notes set forth opposite the name of such underwriters below:

Underwriters	Principal Amount of Notes
Morgan Stanley & Co. Incorporated	U.S.$	330,000,000
Bear, Stearns & Co., Inc.		270,000,000

Total	U.S.$	600,000,000

The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the notes is subject to, among other conditions, the delivery of certain legal opinions by its counsel. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any notes are taken. The notes will initially be offered at the price indicated on the cover page of this prospectus supplement. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriters.

The underwriting agreement provides that PIFCo will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and will contribute to payments the underwriters may be required to make in respect of the underwriting agreement.

PIFCo has been advised by the underwriters that the underwriters intend to make a market in the notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any such market-making may be discontinued at any time at the sole discretion of the underwriters. In addition, such market-making activity will be subject to the limits imposed by the Exchange Act. Accordingly, no assurance can be given as to the liquidity of, or the development or continuation of trading markets for, the notes.

In connection with this offering, certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may bid for and purchase notes in the open market to stabilize the price of the notes. The underwriters may also over-allot this offering, creating a short position, and may bid for and purchase notes in the open market to cover the short position. In addition, the underwriters may bid for and purchase the notes in market-making transactions and impose penalty bids. These activities may stabilize and maintain the market price of the notes above market levels that may otherwise prevail. The underwriters are not required to engage in these activities, and may end these activities at any time.

The underwriters have from time to time in the past provided, and may in the future provide, investment banking, financial advisory and other services to Petrobras, PIFCo and Petrobras’ or PIFCo’s affiliates for which the underwriters have received or expect to receive customary fees.

The underwriters have not offered, sold or delivered, and will not offer, sell or deliver any of the bonds, directly or indirectly, or distribute this prospectus supplement, the accompanying prospectus or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will, to the best knowledge and belief of the underwriters, after reasonable investigation, result in compliance with the applicable laws and regulations of such jurisdiction.

Each of the underwriters will act as follows with respect to each of the following jurisdictions:

•	Cayman Islands. No invitation may be made to the public in the Cayman Islands to subscribe for or purchase the notes.

•	United Kingdom. (a) Neither such underwriter nor any affiliate of it has offered or sold nor, prior to the expiry of the period of six months from the issue date of the notes, will offer or sell any notes to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services and Markets Act 2000, as amended (“the FSMA”); (b) such underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to PIFCo or Petrobras; (c) such underwriter has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

•	Netherlands. The notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

•	Republic of Korea. (i) Such underwriter has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any notes in Korea or to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations; and (ii) any securities dealer to whom such underwriter sells notes will agree that it will not offer any notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

•	Japan. The notes have not been and will not be registered under the Securities and Exchange Law of Japan. No prospectus or similar disclosure document has been, or will be prepared, with respect to the notes, under the Securities Exchange law of Japan. Such underwriter will not offer or sell, directly or indirectly, any of the notes in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with the other relevant laws and regulations of Japan. In the event that any noteholder is a Japanese securities company, such noteholder shall inform anyone to whom it sells the note of these transfer restrictions.

•	Hong Kong. (i) Such underwriter has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than to persons whose ordinary business is to buy or sell securities or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and (ii) neither of the Companies has issued and will issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are or are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

•

Singapore.    This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter

289 of Singapore (the “SFA”), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Other than with respect to registration of the notes under the Securities Act, no action has been or will be taken in any country or jurisdiction by Petrobras, PIFCo or the underwriters that would permit a public offering of notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. Persons into whose hands this prospectus supplement or the accompanying prospectus comes are required by Petrobras, PIFCo and the underwriters to comply with all applicable laws and regulations in each country or jurisdiction in or from which those persons purchase, offer, sell or deliver notes or have in their possession or distribute such offering material, in all cases at their own expense.

The notes have not been and will not be registered in Brazil for the purpose of their offering or distribution in Brazil or abroad. Subsequent trading of the notes in private transactions is not subject to registration in Brazil to the extent such trading does not qualify as a public offering or distribution. Persons wishing to offer or acquire the notes within Brazil should consult with their own counsel as to the applicability of registration requirements or any exemption from such requirements.

This prospectus supplement does not constitute a prospectus within the meaning of Article 652a of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither the offering contemplated in this prospectus supplement nor the notes have been or will be approved by any Swiss regulatory authority.

The expenses of the offering, excluding the underwriting discount, are estimated to be U.S.$500,000 and will be borne by PIFCo.

The underwriters propose to offer the notes initially at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a selling concession not in excess of 0.40% of the principal amount of the notes. After the initial public offering of the notes, the public offering price and concession and discount to dealers may be changed.

In compliance with NASD guidelines, the maximum compensation to the underwriters or agents in connection with the sale of the notes pursuant to this prospectus supplement and the accompanying prospectus will not exceed 8% of the aggregate total offering price to the public of the notes as set forth on the cover page of this prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

TAXATION

United States Tax Considerations

The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a note that is, for U.S. federal income tax purposes, a citizen or resident of the United States or a domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of the note (a “U.S. Holder”). This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary deals primarily with U.S. Holders that will hold notes as capital assets, and only U.S. Holders that purchased the notes at the initial issue price in this offering. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction or persons that have a “functional currency” other than the U.S. Dollar.

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES TO THEM OF HOLDING NOTES, INCLUDING THE APPLICATION TO THEIR PARTICULAR SITUATION OF THE UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

Payments of Interest

Payments of interest on a note (which may include additional amounts) generally will be taxable to a U.S. Holder as ordinary interest income when such interest is accrued or received, in accordance with the U.S. Holder’s regular method of tax accounting. Interest income, in respect of the notes will constitute foreign source income for United States federal income tax purposes and, with certain exceptions, will be treated separately, together with other items of “passive income” or, in the case of certain U.S. Holders, “financial services income” for purposes of computing the foreign tax credit allowable under the United States federal income tax laws. The calculation of foreign tax credits involves the complex application of rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of additional amounts.

A holder of notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on interest income earned in respect of notes, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

Sale or Disposition of Notes

A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued interest, which will be taxed as such) and such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in the note generally will equal the U.S. Holder’s cost for the note. Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a note generally will be United States source gain or loss for United States federal income tax purposes unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

A Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other disposition of notes unless (i) such gain is effectively connected with the conduct by the Non-U.S.

Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, that Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Backup Withholding and Information Reporting

A U.S. Holder may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to that U.S. Holder, unless the holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. While Non-U.S. Holders generally are exempt from backup withholding, a Non-U.S. Holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove entitlement to this exemption.

Brazilian Tax Considerations

The following discussion is a summary of the Brazilian tax considerations relating to an investment in the notes by a nonresident of Brazil. The discussion is based on the tax laws of Brazil as in effect on the date of this prospectus supplement and is subject to any change in Brazilian law that may come into effect after such date. The information set forth below is intended to be a general discussion only and does not address all possible tax consequences relating to an investment in the notes.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CONSEQUENCES OF PURCHASING THE NOTES, INCLUDING, WITHOUT LIMITATION, THE CONSEQUENCES OF THE RECEIPT OF INTEREST AND THE SALE, REDEMPTION OR REPAYMENT OF THE NOTES OR COUPONS.

Generally, an individual, entity, trust or organization domiciled for tax purposes outside Brazil (“Nonresidents”) is taxed in Brazil only when income is derived from Brazilian sources. Therefore, any gains or interest (including original issue discount), fees, commissions, expenses and any other income paid by PIFCo in respect of the notes issued by it in favor of Nonresident noteholders are not subject to Brazilian taxes.

Interest, fees, commissions, expenses and any other income payable by a Brazilian resident to a Nonresident are generally subject to income tax withheld at source. The rate of withholding tax in respect of interest payments is 15% or such other lower rate as provided for in an applicable tax treaty between Brazil and another country. If the recipient of the payment is domiciled in a tax haven jurisdiction, as defined by Brazilian tax regulations, the rate of withholding tax in respect of interest payments will be 25%.

If the payments with respect to the notes are made by Petrobras, as provided for in the standby purchase agreement, the noteholders will be indemnified so that, after payment of all applicable Brazilian taxes collectable by withholding, deduction or otherwise, with respect to principal, interest and additional amounts payable with respect to the notes (plus any interest and penalties thereon), a noteholder will retain an amount equal to the amounts that such noteholder would have retained had no such Brazilian taxes (plus interest and penalties thereon) been payable. The Brazilian obligor will, subject to certain exceptions, pay additional amounts in respect of such withholding or deduction so that the holder receives the net amount due.

Gains on the sale or other disposition of the notes made outside Brazil by a Nonresident, other than a branch or a subsidiary of Brazilian resident, to another Nonresident are not subject to Brazilian taxes. Gains made by a Brazilian Nonresident from the sale or other disposition of these notes to a Brazilian resident, subject to certain assumptions and conditions, are not subject to Brazilian taxes.

Generally, there are no inheritance, gift, succession, stamp, or other similar taxes in Brazil with respect to the ownership, transfer, assignment or any other disposition of the notes by a Nonresident, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states.

Cayman Islands Tax Considerations

The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to PIFCo or any holder of notes issued by PIFCo. Accordingly, payment of principal of (including any premium) and interest on, and any transfer of, the notes will not be subject to taxation in the Cayman Islands; no Cayman Islands withholding tax will be required on such payments to any holder of a note; and gains derived from the sale of notes will not be subject to Cayman Islands capital gains tax. The Cayman Islands are not party to any double taxation treaties.

No stamp duties or similar taxes or charges are payable under the laws of the Cayman Islands in respect of the execution and issue of notes by PIFCo unless they are executed in or brought within (for example, for the purposes of enforcement) the jurisdiction of the Cayman Islands, in which case stamp duty of 0.25% of the face amount of the notes may be payable on each note (up to a maximum of 250 Cayman Islands Dollars (“CI$”) (U.S.$312.50)) unless stamp duty of CI$500 (U.S.$625.00) has been paid in respect of the entire issue of notes.

The foregoing conversions of Cayman Island Dollars to U.S. Dollars have been made on the currently applicable basis of U.S.$1.25 = CI$1.00.

European Union Savings Directive

The EU has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from July 1, 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

LEGAL MATTERS

Walkers, special Cayman Islands counsel for PIFCo, will pass upon the validity of the notes and the indenture for PIFCo and the underwriters as to certain matters of Cayman Islands law. Mr. Nilton de Almeida Maia, Petrobras’ general counsel, will pass upon, for PIFCo and Petrobras, the validity of the issuance of the notes and certain matters of Brazilian law relating to the notes, the indenture and the standby purchase agreement. Souza, Cescon Avedissian, Barrieu e Flesch—Advogados has advised Petrobras on certain matters of Brazilian law relating to the notes. The validity of the notes, the indenture and the standby purchase agreement will be passed upon for PIFCo and Petrobras by Cleary, Gottlieb, Steen & Hamilton.

Machado, Meyer, Sendacz e Opice—Advogados will pass upon the validity of the indenture and the standby purchase agreement for the underwriters as to certain matters of Brazilian law. Shearman & Sterling LLP will pass upon the validity of the notes, the indenture and the standby purchase agreement for the underwriters as to certain matters of New York law.

EXPERTS

The consolidated financial statements of Petrobras and PIFCo appearing in the Petrobras Annual Report (Form 20-F/A) and the PIFCo Annual Report (Form 20-F/A) for the year ended December 31, 2003, have been audited by Ernst & Young Auditores Independentes S/S, independent registered public accounting firm as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Petrobras and PIFCo appearing in the Petrobras Annual Report on Form 20-F and the PIFCo Annual Report on Form 20-F for the years ended December 31, 1999, 2000, 2001 and 2002, have been audited by Pricewaterhouse Coopers Auditores Independentes S/S, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited consolidated financial information of Petrobras for the six-month periods ended June 30, 2004 and 2003 and the three-month periods ended March 31, 2004 and 2003 and the unaudited consolidated financial information of PIFCo for the six-month periods ended June 30, 2004 and 2003 and the three-month periods ended March 31, 2004 and 2003, incorporated by reference in this prospectus supplement, Ernst & Young Auditores Independentes S/S have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Petrobras Reports on Form 6-K furnished to the SEC on June 30, 2004 and August 30, 2004, and the PIFCo Report on Form 6-K furnished to the SEC on August 12, 2004 and August 27, 2004, and incorporated herein by reference, state that they did not audit and they do not express an opinion on that unaudited interim financial information. Accordingly, the degree of reliance on such information should be restricted considering the limited nature of the review procedures applied.

With respect to the unaudited consolidated financial information of Petrobras for the three-month period ended March 31, 2003 and the unaudited consolidated financial information of PIFCo for the three-month period ended March 31, 2003, incorporated by reference in this prospectus supplement, PricewaterhouseCoopers Auditores Independentes S/S reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, PricewaterhouseCoopers Auditores Independentes S/S did not audit and do not express an opinion on the unaudited financial information on which they reported. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied.

Neither PricewaterhouseCoopers Auditores Independentes S/S nor Ernst & Young Auditores Independentes S/S is subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their reports on the unaudited interim financial information because those reports are not a “report” or a “part” of the registration statement or prospectus supplement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Act.